FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

São Paulo, March 16th, 2017.

Management Proposals for the Extraordinary and Annual Shareholders’ Meeting to be held on April 26th, 2017

Contents

At Annual Shareholders’ Meeting:

Comments from the Managers about the Company’s Financial Standing	4
Allotment of the Result of the Fiscal Year Ended on December 31, 2016	47
Proposal for Global Compensation of the Management and Fiscal Council	48
Exhibit to the Management’s Proposal Global Compensation and Fiscal Council	49

At Special Shareholders’ Meeting:

Ratification of the Global Compensation of the Management and Fiscal Council in the Fiscal Year of 2016	84
Investment PLan for the Fiscal Year of 2017	85
Change of the Newspapers of Wide Circulation for the Publishing of the Company’s acts	86
Proposal for the Amendment of the Company’s Bylaws	87
Report Detailing the Origin and Justification of the Proposed Amendment	88
Consolidated Company’s Bylaws	94

Annual Shareholders’ Meeting

Comments from the Managers about the Company’s Financial Standing

Item 10 of the Reference Form, pursuant to CVM Rule No. 480, of December 7th, 2009 (“ICVM 480”).

10.1 - General Financial and Equity Conditions

Introduction

The following comments should be considered together with our individual and consolidated financial statements for the year ended December 31, 2016, issued on February 23, 2017, including Notes to the financial statements, as well as other financial information contained herein.

In the financial statements of Companhia Brasileira de Distribuição (“GPA” or “Company”) of December 31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in Note 35, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations, equivalent to IFRS 5. Consequently, the following comments do not include the performance of Via Varejo.

(a)         general financial and equity conditions

Like the preceding year, 2016 was marked by a challenging period in which the macroeconomic scenario remained recessionary and consumers more selective, following a decade of accelerated expansion in Brazil’s retail sector.

GPA’s response to this transformation in market conditions began with a comprehensive review of the key fundamentals of retailing, such as store assortment, how we manage the product mix and our capacity to improve procurement and offer customers more attractive promotions and conditions.

Going back to basics, while capturing efficiency gains and prioritizing agility and simplicity, was one of our guiding principles. This effort extended to include GPA’s corporate structure. At our businesses, we made progress on analyzing our portfolio from a strategic standpoint, which will ensure more balanced growth, especially in higher-return formats. This led us to prioritize new store openings in models best suited to their environments (Assaí cash & carry, Minuto Pão de Açúcar proximity stores and Pão de Açúcar) and to shut down unprofitable units.

We also began a process to change the banners of existing assets, by converting two Extra Hiper stores into Assaí, whose initial results have surpassed our expectations. For 2017, we will accelerate this timetable by opening about 15 new Assaí store conversions from Extra Hiper units. In addition to the 6 to 8 new Assaí stores to be opened, the conversions will help accelerate the expansion of GPA’s cash-and-carry banner into new cities and states across Brazil.

In 2016:

  Gross sales revenue reached R$44,969 billion and net sales revenue amounted to R$41,454 billion, up 11.7% and 11.4%, respectively, compared to 2015 – an outstanding result given the recessive scenario. The Assaí banner registered 38.6% growth in sales during the year, reflecting the successful expansion of 13 new stores and its positioning that is aligned with the current economic scenario.
    Multivarejo: Net sales totaled R$26.967 billion, with 1.9% growth in same-store sales and nominal growth of 0.8%. During the year we adjusted the commercial actions and operations of the Extra banner to be in tune with the consumption trend among consumers, who are increasingly sensitive to promotions and wishing to maintain their purchasing power. The new actions launched in 2016 have started producing results, with growing sales and consistent gains in market share. In addition, the market share of proximity formats increased, while the market share of Pão de Açúcar remained stable. During the year, we opened 17 stores (14 Minuto Pão de Açúcar, 1 Minimercado Extra and 2 Pão de Açúcar);

    Assaí: growth of 38.6% in sales compared to 2015, reaching R$14.487 billion. The banner increased its share of GPA’s Food portfolio to 35% (vs. 28% in 2015). The acceleration of sales growth translated into an important gain in market share, of about 400 basis points, driven by the maturation of stores opened in recent years, double-digit growth in customer traffic and accelerated expansion.

Gross profit totaled R$ 9.520 billion and margin stood at 23.0% (compared to 24.4% in 2015). The current level of gross margin reflects the commercial efforts at Multivarejo and higher share of Assaí in the sales mix.

    Multivarejo: Gross profit reached R$ 7.350 billion, with margin of 27.3%, reflecting the new commercial strategy implemented since 1Q16, mainly at Extra;
    Assaí: gross profit totaled R$2.170 billion, up 41.2% from 2015, mainly due to maturation of new stores;

•         Selling, general and administrative expenses totaled R$ 7.451 billion and corresponded to 18.0% of net sales, the same level as in 2015, despite the inflation during the period and organic expansion, especially at Assaí.

    Multivarejo: the Company continued its strategy focusing on adjusting expenses in both operating and administrative areas. As a result, selling, general and administrative expenses increased by .6.6% in the year, in line with inflation in the period;
    Assaí: selling, general and administrative expenses decreased by 20 basis points on net sales (10.3% in 2016 vs. 10.5% in 2015) despite higher operating expenses related to store expansions and the higher share of individual consumers in the sales mix.

  Adjusted EBITDA, excluding other “Operating Income and Expenses,” totaled R$2.185 billion, with margin of 5.3% compared to R$2.524 billion and margin of 6.8% in 2015. The current adjusted EBITDA level is was mainly due to investments made in Multivarejo to drive margins and to Assaí’s strong expansion.

    Multivarejo: Adjusted EBITDA reached R$1.520 billion, with margin of 5.6% in the year. The difference in adjusted EBITDA margin in relation to 2015 mainly reflects the initiatives to drive price competitiveness, influenced by the changes in consumer habits on account of the economic scenario.
    Assaí: Adjusted EBITDA increased 54.5% to R$ 681 million, higher than sales growth, reflecting the continuous organic expansion and successful performance of the format in the current economic scenario.

  Net financial expenses amounted to R$903 million, increasing 17.6% from 2015. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.1% in 2015 to 2.2% in 2016, virtually stable compared to the previous year, despite a more challenging macroeconomic scenario. Note that the cost of gross debt improved by 20 bps.

  Adjusted net income from continuing operations totaled R$ 373 million, with Assaí posting a notable 95.3% growth in adjusted net income. The net book loss attributable to controlling and non-controlling shareholders, respectively, from continuing operations and discontinued operations was R$482 million and R$594 million.
  In an unfavorable scenario for consumption, the Company strengthened its financial capacity and reduced its leverage to end 2016 with a net debt / EBITDA ratio of 0.3 times, as against 0.4 times in 2015. Important to underline the cash position of aproximadely 5.112 millions in 2016, besides R$241 million of receivables not sold reached,totaling R$5.4 billion in cash and cash equivalents, R$1.5 billion more than in the previous year.
  Consolidated shareholders’ equity was R$12.597 billion, down R$755 million, mainly due to the loss from the year of R$1.076 million.

For more information, see item 10.1.h.

(b)         capital structure and eventual redemption of shares

Above is GPA’s capital structure for the periods mentioned, considering as a percentage of equity, the amount resulting from total consolidated shareholders’ equity divided by total liabilities (current and non-current) and shareholders’ equity, and as a percentage of debt capital, the amount resulting from the sum of current and noncurrent liabilities divided by total liabilities (current and non-current) and shareholders' equity:

Debt – Consolidated

GPA understands that the current capital structure, measured mainly by the ratio of net debt  to EBITDA, presented a lower level of leverage, ending December 2016 with net debt / EBITDA ratio of 0.3 times, as against 0.4 times at the end of 2015. Net debt, including receivables not sold, totaled R$516 million in December 2016, improving by R$357 million from the same period in 2015.

Cash position reached R$5.112 million and and receivables not sold of R$241 million respectively, for a total of R$5,353 billion in cash and cash equivalents, R$1.5 billion more than in the previous year. The Company also has approximately R$1.350 million in pre-approved/confirmed credit lines.

Gross debt totaled R$5.9 billion in the period, up R$1.2 billion, of which around R$1.0 billion refers to the issue of debentures pegged to Agribusiness Receivables Certificate (CRA) at a coupon of 97.5% of the CDI rate and maturing in 3 years.

There is no assumption of share redemption.

(c)         ability to pay financial commitments

GPA’s executive officers believe that the cash flow and the funds currently available fully ensure the GPA to pay all its short- and long-term financial commitments.

(d)         sources of financing for working capital and investments in non-current assets utilized by GPA

The Company raised funds in 2016, 2015 and 2014 through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Economic and Social Development Bank (“BNDES”), denominated in reais plus annual interest payments; (B) funding on capital markets, through the issue of debentures, promissory notes and agribusiness receivables certificates; (C) cash generation through its operations; and (D) anticipation of receivables.

In 2015, there were also suppliers in the then consolidated Via Varejo that associated with financial institutions, by transferring the costs of lengthening the maturity, although still within acceptable commercial terms. Due to the specific characteristics of the transaction, the balance of R$1.055 billion was reclassified to an account of trade accounts payable – partnership. For the purpose of preparing the consolidated financial statements as at December 31, 2016 and considering the application of CPC 31/IFRS 5, the assets and liabilities of Via Varejo now presented net in the line "assets held for sale" and "liabilities related to assets held for sale”.

In 2016, 2015 and 2014, we had no difficulties in obtaining loans or refinancing its current debt.

(e)         sources of financing for working capital and investments in non-current assets that GPA plans to utilize to cover liquidity deficiencies

In the opinion of the Group’s executive officers, the funding sources used in the fiscal years ended December 31, 2016, 2015 and 2014 are adequate, and will continue to be used by GPA as sources of financing, if necessary.

(f)          debt levels and debt characteristics, as well as if the issuer has complied with these restrictions

i.          Relevant loans and financing agreements

The tables below present the GPA’s debt with financial institutions and the funding transactions performed on capital markets on December 31, 2016, 2015 and 2014.

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

In R$ million

The assets and liabilities of Via Varejo now presented net in the line "assets held for sale" and "liabilities related to assets held for sale”. Maturity schedule of loans and financing recognized as non-current liabilities.

Direct consumer credit – CDCI

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments. However, the most utilized term is substantially less than 12 months. In 2016, this balance is not presented because the assets and liabilities of Via Varejo are now presented net in the line "assets held for sale" and "liabilities related to assets held for sale”.

Financing of working capital, swap and direct consumer credit - CDCI

Financing of working capital

GPA and its subsidiaries raise loans and financing with major financial institutions to meet cash needs for investments.

GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio (debt less cash and cash equivalents and accounts receivable) lower than or equal to 3.25. At December 31, 2016, GPA complied with these ratios.

Swap contracts

In terms of foreign currency, GPA contracts swap operations to exchange liabilities denominated in U.S. dollar or other foreign currency and fixed interest rates for Real pegged to CDI floating interest rates. The average annual CDI rate was 14.00% in 2016 (13.23% in 2015 and 10.81% in 2014).

Debentures, promissory note and agribusiness receivables certificates

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2016, GPA complied with these ratios.

In R$ million

Finance Lease Obligations

Finance lease agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated over their estimated useful life or lease term, whichever is shorter.

The total amount recorded from lease agreements classified as financial lease are listed below:

ii.          Other long-term relations with financial institutions

Currently, GPA has no relevant long-term relations with financial institutions referring to the fiscal years ended December 31, 2016, 2015 and 2014, in addition to those already described in item 10.1 (f) of this Reference Form.

iii.         Level of subordination in Company’s debt

GPA’s executive officers inform that the level of subordination in GPA’s debt is determined in accordance with the provisions set forth by the legislation in force.

iv.           Possible restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest, as well as if the issuer has complied with these restrictions

BNDES

Agreements signed with the BNDES (Finame) are subject to “Provisions Applicable to BNDES Agreements”, which borrowers of the BNDES, through a financial agent: without previous authorization from BNDES, including GPA, may not: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

Debentures, promissory note and agribusiness receivables certificates

The debentures issued are not convertible into shares and hold no guarantee.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) annual installments (12th issue of CBD) as of the 4th anniversary of the issue; and (ii) semiannual interest payments. For further information on the issues of debentures by GPA, please see item 18 of this Reference Form.

The 12th issue is entitled to early redemption at any time, in accordance with the terms and conditions envisaged in the indenture.

On December 20, 2016, CBD held the 13th issue of simple, non-convertible unsecured debentures, in a single series, which were privately placed with Ares Serviços Imobiliários Ltda., which, in turn, assigned and transferred to Ápice Securitizadora S.A., which acquired the debentures and Agribusiness Receivables Certificates (CRA) in order to link them to the 2nd series of the 1st issue of agribusiness receivables certificates. The proceeds will be used exclusively to purchase fresh agricultural products, fruits and vegetables, dairy products, poultry and other animal proteins directly from rural producers and/or rural cooperatives.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of GPA prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio (debt less cash and cash equivalents and accounts receivable) lower than or equal to 3.25. At December 31, 2016, GPA was in compliance with these ratios.

Other covenants

Some loans agreements and financing instruments entered into by CBD and its subsidiaries envisage early maturity of the debt in the event of transfer of control, including:

•         loan and financing agreements in domestic and foreign currencies;

•         indenture of issue of debentures of CBD;

•         machinery and equipment financing agreements (FINAME);

•         Contract of Adhesion to System of Protection Against Financial Risks – Derivatives (swap, forwards and options).

The provisions applicable to BNDES contracts also forbid any changes in the effective control, whether direct or indirect, without prior express authorization from BNDES.

(g)         limits of the financing already contracted, percentages already used

Though the Company does not have any fixed financing agreement contracted, on December 31, 2016, it had loan agreements amounting to R$ 1.350 billion.

As mentioned in the financial statements disclosed by the Company in 2016, the agreements were entered into as per market practices and are valid till 2017.

(h)         relevant changes in each item of the financial statements

There are no items that significantly altered the financial statements for 2014, 2015 and 2016, except for the effects of applying CPC 31 - Non-current assets held for sale and discontinued operation (IFRS5). The Company believes that the sale of Via Varejo through its efforts is highly probable and hence is presenting in the disclosure of the net income of Via Varejo (and its subsidiary Cnova Brasil) after taxes in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations. The statements of income and value added as of December 31, 2015 also present discontinued operations on a single line. For cash flow there is no effect of applying IFRS 5, and the effect of discontinued operations is presented in this note. The effect of assets and liabilities available for sale on December 31, 2016 was R$ 20.303 billion and R$ 15.632 billion, respectively. The effect of the result from discontinued operations was a loss of R$ 1.005 billion on December 31, 2016, as against a loss of R$ 891 million on December 31, 2015.

Income Statement

Fiscal Years Ended December 31, 2016, 2015 and 2014

Income Statement - Consolidated	12M16	HR 2016 x 2015	12M15	12M15 (originally released)	AH 2015 x 2014	12M14	AH 2014 x 2013
R$ - Million							
Gross Sales Revenue	44,969	11.7%	40,242	77,054	6.0%	72,668	12.6%
Net Sales Revenue	41,454	11.4%	37,198	69,220	5.8%	65,407	13.0%
Cost of Goods Sold	(31,878)	13.6%	(28,066)	(52,793)	8.8%	(48,505)	13.6%
Depreciation (Logistic)	(55)	-3.5%	(57)	(141)	34.3%	(105)	34.6%
Gross Profit	9,521	4.9%	9,075	16,286	-3.0%	16,797	11.3%
Selling Expenses	(6,567)	10.9%	(5,922)	(11,313)	9.5%	(10,333)	11.6%
General and Administrative Expenses	(884)	15.4%	(766)	(1,717)	15.5%	(1,486)	-0.2%
Equity Income	60	-25.9%	81	112	3.7%	108	129.8%
Other Operating Revenue (Expenses)	(567)	175.2%	(206)	(684)	55.1%	(441)	-34.5%
Total Operating Expenses	(7,958)	16.8%	(6,813)	(13,602)	11.9%	(12,152)	6.8%
Depreciation and Amortization	(707)	8.8%	(650)	(961)	17.3%	(819)	4.3%
Earnings before interest and Taxes - EBIT	856	-46.9%	1,612	1,723	-55.0%	3,826	30.4%
Financial Revenue	231	-34.7%	354	776	12.6%	689	7.2%
Financial Expenses	(1,134)	1.1%	(1,122)	(2,429)	10.7%	(2,195)	19.5%
Net Financial Revenue (Expenses)	(903)	17.6%	(768)	(1,653)	9.8%	(1,506)	26.2%
Income Before Income Tax	(47)	-105.6%	844	70	-97.0%	2,320	33.3%
Income Tax	(24)	-89.5%	(229)	(346)	-53.0%	(736)	104.4%
	(71)	-111.5%	615	(276)	-117.4%	1,584	14.8%
	(1,005)	12.8%	(891)	-	-	-	-
Net Income - Company	(1,076)	289.9%	(276)	(276)	-117.4%	1,584	14.8%
Minority Interest - Noncontrolling	(594)	9.8%	(541)	(541)	-243.5%	377	10.9%
Net Income - Controlling Shareholders[(1)]	(482)	-281.9%	265	265	-78.0%	1,207	16.1%
EBITDA - Earnings before depreciation, amort., interest and Taxes	1,618	-30.2%	2,319	2,825	-40.5%	4,750	25.1%
ADJUSTED EBITDA	2,185	-13.5%	2,525	3,509	-32.4%	5,191	16.2%

% Net Sales Revenue

Comments on variations between December 31, 2016 and December 31, 2015

Continuing and discontinued operations

According to the application of CPC 31 - Non-current assets held for sale and discontinued operation (IFRS5), the Company believes that the sale of Via Varejo through its efforts is highly probable and hence is presenting in the disclosure of the net income of Via Varejo (and its subsidiary Cnova Brasil) after taxes in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations. The original statements of income and value added as of December 31, 2015 were altered and now present discontinued operations on a single line. For cash flow there is no effect of applying IFRS 5, and the effect of discontinued operations is presented in the note. The effect of assets and liabilities available for sale on December 31, 2016 was R$ 20.303 billion and R$ 15.632 billion, respectively. The effect of the result from discontinued operations was a loss of R$ 1.005 billion on December 31, 2016, as against a loss of R$ 891 million on December 31, 2015.

Also, until October 31, 2016, the Company disclosed the net results of subsidiaries in the e-commerce segment abroad (mainly Cdiscount France) after taxes in a single line in the statement of income (similar to on December 31, 2015) and the assets and liabilities balances also as held for sale and discontinued operations. As of this date, the balances of assets and liabilities were written off against shareholders' equity and the e-commerce operations abroad were booked as equity income due to the significant influence held by the Company.

Net Sales

GPA’s consolidated net sales, including only continuing operations, increased R$ 4.256 billion or 11.4%, from R$37.198 billion in 2015 to R$41.454 billion in 2016.

The Group’s main revenues arise from GPA foods’ operations, comprised by Multivarejo and Assaí, as shown below:

(1) Extra and Pão de Açúcar banners: supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition to revenue from leasing of commercial centers

The growth in net sales in 2016 was driven by the expansion of higher growth and return formats with the opening of 30 new stores: 13 of the Assaí banner (including 2 conversions from Extra Hiper), 14 Minuto Pão de Açúcar, 2 Pão de Açúcar and 1 Minimercado Extra.

As in 2015, the year 2016 was marked by the worsening economic scenario, which resulted in the migration of customers from the traditional retail format to the cash-and-carry wholesale format. As a result, Assaí’s sales increased R$ 4,034 billion and grew by a significant 38.6%, which translated into an important gain in market share, driven by the maturation of stores opened in recent years, the double-digit growth in customer traffic and accelerated expansion.

In Multivarejo, the sales increased R$ 223 million or 0.8%, from R$ 26.744 billion in 2015 to R$ 26.967 billion in 2016. The sales were impacted by the closure of 61 stores. In “same-store sales” concept, which disregards the impacted of this closures, the growth was 1.9%. Highlighting the new commercial action launched at Extra, which resulted in a progressive improvement in sales during the year and market share gains in volume in the last 9 measurements (April to December 2016). Pão de Açúcar continued to shows its resilience, with same-store sales and market share remaining stable during the course of the year: The Proximity format registered sales growth above inflation and launched the 'Aliados Compre Bem' project, a business model based on neighborhood stores, by which GPA partners with independent retailers in order to expand the format’s reach.

Gross Profit

In 2016, gross profit totaled R$ 9.521 billion, up R$ 446 million or 4.9% compared to 2015 (28.2%). Gross margin reached 23.0%, 140bps lower than in 2015, reflecting the commercial actions launched mainly at Extra and the higher share of Assaí in the sales mix. The highlights by business were:

✓  Multivarejo: Gross margin reached 27.3% in the year, 90bps lower compared to  2015 (28.2%), reflecting the new commercial strategy focused on price competitiveness launched in 1Q16, especially at Extra, which resulted in sales growth during the year and market share gains;

✓  Assaí: Gross margin increased by 30 basis points, from 14.7% to 15.0%, mainly related to the economies of scale in its operations.

Operating Income (Expenses)

In 2016, the Company continued its efforts to optimize expenses and improve efficiency throughout the year across all business segments, which resulted in a nominal increase in selling, general and administrative expenses by R$ 763 million or 11.4%, in line with the growth in net sales. Selling, general and administrative expenses increased from R$6.688 billion in 2015 to R$7.451 billion in 2016.

✓  Multivarejo: Focus on rationalizing expenses in both the operating and administrative areas. As a result, selling, general and administrative expenses increased from R$ 5.588 billion in 2015 to R$ 5,957 billion, increase of R$ 369 millions or 6.6% in the year, in line with the inflation during the period (IPCA of 6.3%); Considering expenses related only to stores, growth was only 1.2%, with electricity and personnel expenses remaining practically stable throughout the year despite the inflation / wage increase during the period, thanks to energy efficiency projects and streamlining of store processes, respectively.

✓  Assaí: Despite the opening of 13 stores during the year (including two Extra Hiper conversions) and the higher share of individual consumers, which resulted in higher operating costs, the ratio of selling, general and administrative expenses to net sales (10.3 % in 2016 vs. 10.5% in 2015) declined 20 bps. The selling, general and administrative expenses reached 22.1% in 2016 compared to 20.9% in 2015.

Other Operating Income and Expenses

In 2016, other operating income and expenses came to an expense of R$567 million, up R$ 361 million or 175.2% from 2015 (R$ 206 million - considering only continuing operations). The increase is mainly due to the R$353 million increase in provision for tax contingencies made in the year for lawsuits related to income tax, ICMS and PIS/Cofins.

Depreciation and Amortization

In 2016, depreciation and amortization totaled R$707 million, up R$ 57 million or 8.8% comparaed to 2015 (R$650 million). This increase was chiefly due to depreciation and amortization of the new investments made in 2016. The lower percentage increase in depreciation in 2016 was due to 18% lower investments than in 2015.

Net Financial Result

In 2016, the net financial result was an expense of R$903 million, up R$ 135 million or 17.6% from 2015 (R$ 768 million). Despite the hike in the interest rate, expenses with sale of receivables and the cost of debt remained stable, and the main effect was due to lower yield from cash due to the lower balance during the year, as well as lower revenue from other changes in equity accounts. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.1% in 2015 to 2.2% in 2016, practically stable compared to the previous year, despite a more challenging macroeconomic scenario.

Net Income (Loss)

In 2016, with the economic crisis worsening, the results of the Company's continuing operations were impacted by lower operating income, higher financial expenses and higher other operating expenses. Note that discontinued operations underwent an effective reorganization on October 31 and did not capture the effects of synergies during the year.

(R$ million)	Consolidated 2016	2015	Δ
EBITDA	**1,618**	**2,319**	**-30.2%**
Depreciation (Logistic)	(55)	(57)	-2.5%
Depreciation and Amortization	(707)	(650)	8.6%
Net Financial Revenue (Expenses)	(903)	(768)	17.6%
Income (Loss) before Income Tax	**(47)**	**844**	**n.a.**
Income Tax	(25)	(229)	-89.3%
Net Income (Loss) Company - continuing operations	**(71)**	**615**	**n.a.**
Net income from discontinued operations	(1,005)	(891)	**12.9%**
Net Income (Loss) Consolidated Company	**(1,077)**	**(276)**	**290.3%**
Net Income (Loss) - Controlling Shareholders - continuing operations	(71)	615	n.a.
Net Income (Loss) - Controlling Shareholders - descontinuing operations [(1)]	(411)	(351)	**17.2%**
Net Income (Loss) - Controlling Shareholders - Consolidated	**(482)**	**264**	**n.a.**
Other Operating Revenue (Expenses)	(567)	(205)	176.3%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonr	123	51	142.6%
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations [(1)]	**373**	**769**	**-51.5%**
Adjusted Net Margin - Controlling Shareholders	**0.9%**	**2.1%**	**-120bps**

(1) Net Income adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

The Company closed 2016 with net income attributable to controlling shareholders of continuing operations, adjusted by Other Operating Income and Expenses, of R$373 million. The highlights by business were:

✓ Multivarejo: Lower gross margin due to investments in price competitiveness; the impact of economic deterioration on sales and the increase in financial expenses. Accordingly, adjusted net income totaled R$53 million in 2016.

Assaí: adjusted net income of R$336 million, reflecting the success of the format and the disciplined control of expenses, combined with store maturation.

Comments on variations between December 31, 2015 and December 31, 2014

The international operations of Cnova started being consolidated into GPA in August 2014 and hence the results of 2014 reflect only five months of these operations. For better comparison between 2015 and 2014, comments relating to gross profit and operating expenses do not include the result of Cnova (Cnova Brasil and international operations)

(R$ million)	Consolidated 2015	Consolidated 2014	Consolidated Δ	Consolidated ex. Cnova [(2)] 2015	Consolidated ex. Cnova [(2)] 2014	Consolidated ex. Cnova [(2)] Δ
Gross Revenue	77,054	72,668	6.0%	61,978	63,343	-2.2%
Net Revenue	69,220	65,407	5.8%	56,394	57,353	-1.7%
Gross Profit	16,286	16,797	-3.0%	15,219	16,103	-5.5%
Gross Margin	23.5%	25.7%	-220 bps	27.0%	28.1%	-110 bps
Selling Expenses	(11,313)	(10,333)	9.5%	(10,361)	(9,858)	5.1%
General and Administrative Expenses	(1,717)	(1,486)	15.5%	(1,267)	(1,280)	-1.0%
Equity Income	112	108	3.7%	112	110	2.0%
Other Operating Revenue (Expenses)	(684)	(441)	55.1%	(449)	(386)	16.2%
Total Operating Expenses	(13,602)	(12,152)	11.9%	(11,965)	(11,413)	4.8%
% of Net Revenue	19.7%	18.6%	110 bps	21.2%	19.9%	130 bps
Depreciation (Logistic)	(961)	(819)	17.3%	115	92	25.1%
EBITDA	2,825	4,750	-40.5%	3,369	4,782	-29.5%
EBITDA Margin	4.1%	7.3%	-320 bps	6.0%	8.3%	-230 bps
Adjusted EBITDA [(1)]	3,509	5,191	-32.4%	3,818	5,168	-26.1%
Adjusted EBITDA Margin	5.1%	7.9%	-280 bps	6.8%	9.0%	-220 bps

(1)     EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

(2)     For better comparison between the periods, figures exclude the result of Cnova for 2014 and 2015, considering that international operations were only consolidated in GPA as of August 2014.

Net Revenue

GPA’s consolidated net sales increased 5.8% in 2015, from R$65.525 billion in 2014 to R$69.220 billion in 2015.

The Group’s main revenues arise from GPA foods’ operations, comprised by Multivarejo and Assaí, sales of electronics and home appliances (bricks-and-mortar stores of Via Varejo) and e-commerce (Cnova). GPA’s net sales are shown in the table below for the years ended December 31, 2015 and 2014:

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the lease of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount. Includes only revenue from the commissions in the marketplace, without considering total revenue from goods; (4) Includes revenue from intercompany transactions.

The growth in net sales in 2015 was driven by the expansion of higher-return formats, with the opening of 118 new stores, of which 91 were in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 were Casas Bahia stores. The year 2015 was marked by the slowdown in household consumption reflecting the worsening economic scenario, which mainly impacted non-food sales.

Gross Profit

In 2015, the Company took action to adapt itself to consumers’ needs by intensifying price competitiveness, strengthening promotions and adjusting the assortment. Gross profit totaled R$ 15.219 billion, with margin of 27.0%, decreasing from 2014, mainly due to lower contribution from Via Varejo. The highlights by business were:

✓ Multivarejo: Gross margin stood at 28.1% in the year, slightly below 2014, reflecting the price competitiveness strategy adopted throughout the year, especially at the Extra banner, which was partially offset by an increase in the share of higher margin formats (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), coupled with the growth in rental revenue from commercial centers;

✓ Assaí: Gross margin increased 20 basis points, from 14.5% to 14.7%, mainly due to the banner’s growth (11 new stores) and maturation of new stores;

✓ Via Varejo: Gross margin reached 32.2% due to the greater share of services in total sales and operating efficiency gains. This enabled the Company to intensify its pricing policy and strengthen promotions, which helped increase its competitiveness and accelerate market share gains.

Operating Income (Expenses)

The following comments do not include Cnova’s results (Cnova Brasil and international operations) in 2015 and 2014, as mentioned in the introduction to explanations of changes between December 31, 2015 and December 31, 2014

In 2015, the efforts to optimize expenses and drive efficiency, rolled out throughout the year across all businesses, resulted in selling, general and administrative expenses increasing by just 4.4%, lower than inflation, despite higher electricity costs and the costs associated with the opening of 118 stores in the year. Selling, general and administrative expenses increased from R$11.138 billion in 2014 to R$11.628 billion in 2015.

✓  Multivarejo: In terms of operating efficiency, operating expenses (selling, general and administrative expenses) increased by just 7.4%, significantly lower than inflation in the period. This result reflects the cost-cutting initiatives rolled out since the start of the year, mainly related to the optimization of advertising expenses, renegotiation of rental agreements and operating improvements at stores (revision of processes and logistics efficiencies), all of which enabled us to adjust headcount without affecting service quality at the stores;

✓  Assaí: Despite the opening of 11 stores in the year, selling, general and administrative expenses as a ratio of net sales (10.5% in 2015 vs. 10.4% in 2014) increased slightly by 10 bps due to inflation-adjusted expenses, and especially electricity.

✓  Via Varejo: Via Varejo accelerated initiatives to improve operational efficiency, such as optimization of the logistics network and synergies of the back office with group companies, besides optimizing processes and rationalizing expenses. Notable among the measures are revision of the store portfolio, with the closure of 39 underperforming units, revision of the logistics network and the spaces in distribution centers, adjustment of headcount with the reduction of around 13,000 positions, and renegotiation of rental agreements. These initiatives, which were rolled out throughout the year, helped cut SG&A expenses by 2.6%, despite inflation (IPCA) of 10.67% in the year.

Other Operating Income and Expenses

In 2015, other consolidated operating income (expenses) came to an expense of R$684 million, up 55.1% from 2014. The increase mainly reflects severance expenses with the termination of executives and employees of the Group due to the restructuring and write-off of property and equipment.

Depreciation and Amortization

In 2015, depreciation and amortization totaled R$961 million, up 17.3% from R$819 million reported in 2014.

Net Financial Result

In 2015, net financial result (including Via Varejo) was an expense of R$1.653 billion, increasing 9.8% from 2014, significantly lower than the 26.8% hike in the interest rate during the period. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.3% in 2014 to 2.4% in 2015, virtually stable compared to the previous year, despite a more challenging macroeconomic scenario. This result is due to the Company’s cash management strategy during the year, which resulted in significant optimization of cash.

Net Income (Loss)

In 2015, due to the challenges posed by the macroeconomic scenario, the Company’s results were mainly affected by the results of Via Varejo and Cnova (Cnova Brasil + Cdiscount). Note that Cnova international operations started being consolidated in GPA in August 2014 and hence were not fully reflected in 2014, impacting the comparison base.

(1) Net Income adjusted by "Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

The Company closed 2015 with net income attributable to controlling shareholders and adjusted by Other Operating Income and Expenses of R$609 million, mainly due to the resilience of the Food segment, which posted adjusted net income of R$ 731 million. The highlights by business were:

✓ Multivarejo: The decrease compared to 2014 reflects the lower gross margin due to investments in price competitiveness; the impact of the economic deterioration on sales; inflation pressure on expenses and higher electricity expenses. Thus, adjusted net income amounted to R$559 million in 2015.

Assaí: adjusted net income of R$172 million reflecting the assertiveness of the format and disciplined control of expenses, combined with store maturation.

✓  Via Varejo: The decrease compared to 2014 is due to lower sales on the adverse macroeconomic scenario for the durable goods industry, coupled with higher inflation on fixed costs, leading to adjusted net income of R$149 million.

Balance Sheet

Fiscal Years Ended December 31, 2016, 2015 and 2014

Balance Sheet – Consolidated Assets

BALANCE SHEET

ASSETS

(R$ million)	GPA CONSOLIDATED 12.31.2016	AV	AH 2016 x 2015	12.31.2015	AV	AH 2015 x 2014	12.31.2014	AV	AH 2014 x 2013
Current Assets	**31,651**	**70.0%**	**26.8%**	**24,960**	**52.8%**	**3.9%**	**24,021**	**53.0%**	**29.0%**
Cash and Cash Equivalents	5,112	11.3%	-53.6%	11,015	23.3%	-1.2%	11,149	24.6%	33.2%
Marketable Securities	-	0.0%	*na*	-	0.0%	*na*	-	0.0%	*-100.0%*
Accounts Receivable	543	1.2%	-83.1%	3,210	6.8%	1.1%	3,176	7.0%	24.6%
Inventories	4,641	10.3%	-48.2%	8,965	19.0%	7.2%	8,364	18.4%	31.5%
Recoverable Taxes	674	1.5%	-37.6%	1,080	2.3%	33.8%	807	1.8%	-11.3%
Noncurrent Assets held for sale	20,303	44.9%	135253.3%	15	0.0%	-31.8%	22	0.0%	-43.6%
Expenses in Advance and Other Accounts Receivables	378	0.8%	-44.0%	675	1.4%	34.2%	503	1.1%	33.8%
Noncurrent Assets	**13,566**	**30.0%**	**-39.1%**	**22,281**	**47.2%**	**4.5%**	**21,324**	**47.0%**	**10.1%**
Accounts Receivables	-	0.0%	-100.0%	98	0.2%	-6.7%	105	0.2%	-8.7%
Inventories	-	0.0%	*na*	-	0.0%	-100.0%	172	0.4%	0.0%
Recoverable Taxes	632	1.4%	-74.4%	2,467	5.2%	15.3%	2,140	4.7%	49.8%
Financial Instruments	-	0.0%	*na*	-	0.0%	*na*	-	0.0%	*na*
Deferred Income Tax and Social Contribution	170	0.4%	-58.1%	406	0.9%	-17.3%	491	1.1%	-48.4%
Amounts Receivable from Related Parties	17	0.0%	-94.5%	309	0.7%	-1.3%	313	0.7%	82.0%
Judicial Deposits	661	1.5%	-33.8%	999	2.1%	16.6%	857	1.9%	5.2%
Expenses in Advance and Others	657	1.5%	-2.7%	675	1.4%	0.3%	673	1.5%	-1.0%
Investments	339	0.7%	-16.7%	407	0.9%	-4.5%	426	0.9%	37.4%
Property and Equipment	9,182	20.3%	-11.5%	10,377	22.0%	7.0%	9,699	21.4%	7.1%
Intangible Assets	1,908	4.2%	-70.8%	6,543	13.9%	1.5%	6,448	14.2%	13.8%
	-			-					
TOTAL ASSETS	**45,217**	**100.0%**	**-4.3%**	**47,241**	**100.0%**	**4.2%**	**45,345**	**100.0%**	**19.4%**

Balance Sheet – Consolidated Liabilities

LIABILITIES

	GPA CONSOLIDATED								
(R$ million)	12.31.2016	AV	AH 2016 x 2015	12.31.2015	AV	AH 2015 x 2014	12.31.2014	AV	AH 2014 x 2013
Current Liabilities	**27,582**	**61.0%**	**9.1%**	**25,273**	**53.5%**	**5.4%**	**23,981**	**52.9%**	**40.2%**
Suppliers	7,232	16.0%	-53.4%	15,508	32.8%	15.8%	13,393	29.5%	55.6%
Suppliers - structured program	-	0.0%	-100.0%	1,055	0.0%	na	-	0.0%	na
Loans and Financing	2,389	5.3%	-36.7%	3,776	8.0%	-3.7%	3,922	8.6%	-0.1%
Debentures and promissory note	568	1.3%	1394.7%	38	0.1%	-98.6%	2,672	5.9%	114.6%
Payroll and Related Charges	614	1.4%	-40.0%	1,023	2.2%	18.4%	864	1.9%	8.5%
Taxes and Social Contribution Payable	254	0.6%	-69.4%	830	1.8%	-4.3%	867	1.9%	-10.5%
Dividends Proposed	-	0.0%	na	-	0.0%	-100.0%	321	0.7%	111.2%
Financing for Purchase of Fixed Assets	116	0.3%	1.8%	114	0.2%	15.2%	99	0.2%	175.0%
Leasing	110	0.2%	-27.2%	151	0.3%	31.3%	115	0.3%	2.7%
Acquisition of Companies	7	0.0%	-90.8%	76	0.2%	4.1%	73	0.2%	5.8%
Debt with Related Parties	147	0.3%	-73.9%	563	1.2%	115.7%	261	0.6%	690.9%
Advanced Revenue	224	0.5%	-46.7%	420	0.9%	98.1%	212	0.5%	84.3%
Liabilities related to non-current assets held for sale	15,632	34.6%	na	-	0.0%	na	-	0.0%	na
Others	289	0.6%	-83.2%	1,719	3.6%	45.4%	1,182	2.6%	13.7%
Long-Term Liabilities	**5,038**	**11.1%**	**-41.5%**	**8,616**	**18.2%**	**20.2%**	**7,170**	**15.8%**	**-13.5%**
Loans and Financing	1,008	2.2%	-69.1%	3,267	6.9%	46.0%	2,238	4.9%	29.8%
Debentures and promissory note	1,904	4.2%	112.3%	897	1.9%	0.1%	896	2.0%	-65.5%
Acquisition of Minority Interest - Noncontrolling	-	0.0%	-100.0%	28	0.1%	-50.9%	57	0.1%	-47.2%
Deferred Income Tax and Social Contribution	317	0.7%	-73.2%	1,184	2.5%	4.5%	1,133	2.5%	6.8%
Tax Installments	540	1.2%	-5.6%	572	1.2%	-7.3%	617	1.4%	-42.5%
Provision for Contingencies	1,177	2.6%	-15.7%	1,396	3.0%	3.9%	1,344	3.0%	17.2%
Advanced Revenue	24	0.1%	-98.0%	1,223	2.6%	46.6%	834	1.8%	82.9%
Provision for negative equity	22	0.0%	na	-	0.0%	na	-	0.0%	na
Others	46	0.1%	-6.1%	49	0.1%	-3.9%	51	0.1%	-56.4%
Shareholders' Equity	**12,597**	**27.9%**	**-5.7%**	**13,352**	**28.3%**	**-5.9%**	**14,194**	**31.3%**	**12.6%**
Capital	6,811	15.1%	0.1%	6,806	14.4%	0.2%	6,792	15.0%	0.4%
Capital Reserves	331	0.7%	9.6%	302	0.6%	7.1%	282	0.6%	21.0%
Profit Reserves	2,718	6.0%	-16.3%	3,246	6.9%	-4.6%	3,403	7.5%	41.7%
Minority Interest	2,737	6.1%	-8.7%	2,998	6.3%	-19.3%	3,717	8.2%	16.1%
	-			-			-		
TOTAL LIABILITIES	**45,217**	**100.0%**	**-4.3%**	**47,241**	**100.0%**	**4.2%**	**45,345**	**100.0%**	**19.4%**

December 31, 2016 vs. December 31, 2015

Continuing and discontinued operations

According to the application of CPC 31 - Non-current assets held for sale and discontinued operation (IFRS5), the Company believes that the sale of Via Varejo through its efforts is highly probable and hence is presenting in the disclosure of the net income of Via Varejo (and its subsidiary Cnova Brasil) after taxes in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations. The original statements of income and value added as of December 31, 2015 were altered and now present discontinued operations on a single line. For cash flow there is no effect of applying IFRS 5, and the effect of discontinued operations is presented in the note. The effect of assets and liabilities available for sale on December 31, 2016 was R$ 20.303 billion and R$ 15.632 billion, respectively.

Also, until October 31, 2016, the Company disclosed the net results of subsidiaries in the e-commerce segment abroad (mainly Cdiscount France) after taxes in a single line in the statement of income (similar to on December 31, 2015) and the assets and liabilities balances also as held for sale and discontinued operations. As of this date, the balances of assets and liabilities were written off against shareholders' equity and the e-commerce operations abroad were booked as equity income due to the significant influence held by the Company.

Assets

Current Assets

Cash and Cash Equivalents

In 2016, cash and cash equivalents from continuing operations increased by R$ 1.413 billion, from R$ 3.699 billion in 2015 to R$ 5.112 billion, mainly due to the funding at the end of 2016. The remainder of the change in the consolidated balance is due to the reclassification in 2016 of the balances of Via Varejo to "Assets Held for Sale". On December 31, 2016, cash and cash equivalents accounted for 11.3% of total assets, compared to 23.3% on December 31, 2015.

Accounts Receivable

On December 31, 2016, the change in the accounts receivable line is substantially due to the reclassification of Via Varejo to "held for sale", from R$ 3.210 billion in 2015 to R$ 543 million in 2016, a R$2.667 billion reduction. The change occurred mainly due to the deconsolidation of the balance of Via Varejo of CDCI operations (Casas Bahia payment book). On December 31, 2016, this line accounted for 1.2% of total assets, compared to 6.8% on December 31, 2015.

Taxes Recoverable

On December 31, 2016, the balance of short-term recoverable taxes decreased by R$ 406 million, from R$ 1.080 billion in 2015 to R$ 674 million. The change is due to the following: (i) R$ 581 million relating to the balance of Via Varejo in 2016; (ii) R$ (65) million relating to the balance of Cnova (Cdiscount) consolidated in 2015; (iii) and the balance relating to the change in the short-term monetization of the food segment. On December 31, 2016, this line accounted for 1.5% of total assets, compared to 2.3% on December 31, 2015.

Prepaid Expenses and Other Accounts Receivable

On December 31, 2016, prepaid expenses and other accounts receivable decreased 297 million, from R$675 million in 2015 to R$378 million. The bulk of the change (around R$187 million) refers to the reclassified balances of Via Varejo in 2016.

Inventories

In 2016, inventories decreased R$ 4.324 billion, from R$ 8.965 billion in 2015 to R$ 4.641 billion. The key changes are related to the following: (i) R$ 3.054 billion related to the reclassification of Via Varejo; (ii) decrease of about R$ 300 million in inventories at Multivarejo; (iii) about R$ 1 billion related to Cnova (Cdiscount) consolidated in 2015 and which was deconsolidated on October 31, 2016; and (iv) the increase in inventories at Assaí to meet the strong sales growth. On December 31, 2016, inventories corresponded to 10.3% of total assets, as against 19.0% on December 31, 2015. Inventory days at GPA decreased from 61 days in 2015 to 52 days in 2016, mainly due to the reclassification of Via Varejo to “held-for-sale assets.”

Noncurrent Assets

Noncurrent assets, excluding property and equipment, intangible assets and investments, decreased from R$ 4.954 billion in 2015 to R$ 2.137 billion in 2016.  The decrease of R$ 2,817 million is mainly due to the reclassification of Via Varejo in 2016. On December 31, 2016, these accounts represented 4.7% of total assets, versus 10.5% on December 31, 2015.

Investments

Investments decreased R$ 68 million in 2016, from R$407 million in 2015 to R$339 million in 2016. This decline is mainly due to the reclassification of investments in FIC held by Via Varejo, and the recognition of the investment in Cnova. On December 31, 2016, investments represented 0.7% of total assets and 2.3% on December 31, 2015.

Property and Equipment

In 2016, property and equipment decreased R$ 1.195 billion, from R$10.377 billion in 2015 to R$9.182 billion. This decrease is related to the following: (i) R$ 1.550 billion reclassified at Via Varejo; (ii) around R$ 50 million relating to Cnova (Cdiscount); (iii) and the remainder to increases in the Food segment. On December 31, 2016, property and equipment accounted for 20.3% of total assets, versus 22.0% on December 31, 2015.

Intangible Assets

In 2016, intangible assets decreased R$ 4,635 billion, from R$ 6.543 billion in 2015 to R$ 1.908 billion. This decrease is related to the reclassification of Via Varejo amounting to R$ 4.170 billion, of which R$423 million of Cnova (Cdiscount) and the remainder to changes in the food business. On December 31, 2016, intangible assets accounted for 4.2% of total assets, versus 13.9% on December 31, 2015.

Liabilities

Current Liabilities

Suppliers

Liabilities with suppliers decreased from R$15.508 billion in 2015 to R$7.232 billion in 2016.  This variation of R$ 8.276 billion occurred mainly due to the reclassification of Via Varejo (approximately R$6 billion), and the remainder due to the increase in balances, mainly at Assaí due to the increase in business activity. On December 31, 2016, liabilities with suppliers accounted for 16.0% of total liabilities, including shareholders’ equity, versus 32.8% on December 31, 2015.

Loans and Financing – short term

In 2016, short-term loans and financing, excluding debentures, fell R$ 1.387 billion, from R$3.776 billion in 2015 to R$2.389 billion. The decline is due to the reclassification of the liability related to CDCI of Via Varejo and, in the food business, to the reclassification of short-term debt. On December 31, 2016, short-term loans and financing, excluding debentures, accounted for 5.3% of total liabilities, including shareholders’ equity, versus 8.0% on December 31, 2015.

Debentures – short term

Short-term debt represented by debentures issued by us increased R$ 530 million, from R$38 million in 2015 to R$568 million in 2016. The decrease is chiefly due to the issue of a promissory note in 2016. On December 31, 2016, short-term debentures accounted for 1.3% of total liabilities, including shareholders’ equity, versus 0.1% on December 31, 2015.

Social and Labor Obligations

In 2016, liabilities with social and labor obligations decreased R$ 409 million, from R$ 1.023 billion in 2015 to R$ 614 million, the decrease mainly related to Via Varejo. On December 31, 2016, liabilities with social and labor obligations accounted for 1.4% of total liabilities, including shareholders’ equity, versus 2.2% on December 31, 2015.

Taxes and Contributions

In 2016, liabilities with Taxes, Fees and Contributions fell R$ 576 million, from R$830 million in 2015 to R$254 million. The change occurred mainly due to the reclassification of Via Varejo. On December 31, 2016, taxes, fees and contributions accounted for 0.6% of total liabilities, including shareholders’ equity, versus 1.8% on December 31, 2015.

Noncurrent Liabilities

Loans and Financing – long term

In 2016, long-term loans and financing, excluding debentures, decreased R$ 2.259 billion, from R$3.267 billion in 2015 to R$1.008 billion. This decrease is due to loans reclassified to short term and to funding through the issue of debentures.

On December 31, 2016, long-term loans and financing, excluding debentures, accounted for 2.2% of total liabilities, including shareholders’ equity, versus 6.9% on December 31, 2015.

Debentures – long term

In 2016, long-term debt represented by debentures issued by us increased R$ 1.007 billion, from R$ 897 million in 2015 to R$ 1.904 billion.  This increase is due to interest accrued in the year and funding through an Agribusiness Receivables Certificate. On December 31, 2016, long-term debentures accounted for 4.2% of total liabilities, including shareholders’ equity, versus 1.9% on December 31, 2015.

Deferred Income and Social Contribution Taxes

In 2016, deferred income tax and social contribution decreased R$ 867 million, from R$ 1.184 billion in 2015 to R$ 317 million, due to the reclassification of Via Varejo (around R$ 790 million) and goodwill amortization, especially at Assai. On December 31, 2016, deferred income and social contribution taxes corresponded to 0.7% of total liabilities, including shareholders’ equity, versus 2.5% on December 31, 2015.

Taxes Payable in Installments

In 2016, tax installments, including REFIS, decreased R$ 32 million, from R$572 million in 2015 to R$540 million, due to the payment of installments over the year. On December 31, 2016, tax installments accounted for 1.2% of total liabilities, including shareholders’ equity, the same as on December 31, 2015.

Provision for Lawsuits

In 2016, provision for lawsuits decreased R$ 381 million, from R$1.396 billion in 2015 to R$1.177 billion. The main factors were the reclassification of around R$ 650 million at Via Varejo and new provisions, mainly tax, made in the food segment. On December 31, 2016, provision for lawsuits accounted for 2.6% of total liabilities, including shareholders’ equity, versus 3.0% on December 31, 2015.

Shareholders’ Equity

In 2016, shareholders’ equity decreased R$ 755 milhões, from R$13.352 billion in 2015 to R$12.597 billion, mainly due to: (i) additions of R$5 million to capital from the exercise of stock options; (ii) accrual of a reserve for options granted in the amount of R$34 million; (iii) net loss of R$1.076 billion; (iv) transactions with non-controlling shareholders in the amount of R$59 million (mainly related to Cnova (Cdiscount); and (v) comprehensive income or loss in the amount of R$231 million. On December 31, 2016, shareholders’ equity corresponded to 27.9% of total liabilities, including shareholders’ equity, versus 28.3% on December 31, 2015.

Non-controlling Interest

In 2016, non-controlling interest decreased R$ 261 million, from R$2.998 billion in 2015 to R$2.737 billion. This was due to the loss of R$(594) million and other transactions with non-controlling shareholders in the amount of R$333 million. On December 31, 2016, non-controlling Interest accounted for 6.1% of total liabilities, including shareholders’ equity, compared to 6.3% on December 31, 2015.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2016, December 31, 2015.

December 31, 2015 vs. December 31, 2014

Assets

Current assets

Cash and Cash Equivalents

In 2015, cash and cash equivalents were stable compared to 2014, from R$11.149 billion in 2014 to R$11.015 billion. The main changes were: decrease of R$369 million in cash flow from operations, increase of R$217 million in investment activities and R$2.370 billion in financing activities compared to 2014. On December 31, 2015, cash and cash equivalents accounted for 23.3% of total assets, compared to 24.6% on December 31, 2014.

Accounts Receivable

On December 31, 2015, accounts receivable remained practically stable, from R$3.176 billion in 2014 to R$3.210 billion. The main changes were: (i) increase of R$444 million in credit card receivables, due to the lower frequency of sales of receivables; and (ii) reduction of R$598 million in the balance of CDCI receivables, due to lower sales in non-food categories. On December 31, 2015, this line accounted for 6.8% of total assets, compared to 7.0% on December 31, 2014.

Taxes Recoverable

On December 31, 2015, the balance of short-term recoverable taxes increased 33.8%, from R$807 million in 2014 to R$1.080 billion, mainly due to the merger of Nova Holding into CBD and Via Varejo, which enabled the reclassification of approximately R$280 million from long-term to short-term. On December 31, 2015, this line accounted for 2.3% of total assets, compared to 1.8% on December 31, 2014.

Prepaid Expenses and Other Accounts Receivable

Prepaid expenses and other receivables increased 34.2% from R$503 million in 2014 to R$675 million, mainly due to rentals receivable and other amounts. On December 31, 2015, this line accounted for 1.4% of total assets, compared to 1.1% on December 31, 2014.

Inventories

In 2015, inventories increased by 7.2%, from R$8.364 billion in 2014 to R$8.965 billion, mainly due to strategic purchases and accelerated organic growth in the fourth quarter. On December 31, 2015, inventories accounted for 19.0% of total assets, versus 18.4% on December 31, 2014. Inventory days at GPA decreased from 62 days in 2014 to 61 days in 2015, with the increase in inventory related to inflation in the period.

Noncurrent Assets

In 2015, noncurrent assets, excluding property and equipment, intangible assets and investments, increased from R$4.751 billion in 2014 to R$4.954 billion. The increase of R$203 million is mainly explained by higher recoverable taxes related to the increased generation of ICMS tax credits. On December 31, 2015, these accounts represented 10.5% of total assets, same as on December 31, 2014.

Investments

In 2015, investments decreased 4.5%, from R$426 million in 2014 to R$407 million. The decrease is mainly related to write-offs of investments in Cnova (Cdiscount) operations in the amount of R$(7) million and greater dividends at FIC of R$(8) million. On December 31, 2015, investments accounted for 0.9% of total assets. On December 31, 2015, investments accounted for 0.9% of total assets, same level of December 31, 2014.

Property and Equipment

In 2015, property and equipment increased 7%, from R$9.699 billion in 2014 to R$10.377 billion. The increase is mainly related to: (i) the increase of R$1.613 billion from the opening and conversion of stores; (ii) R$781 million in depreciation in the year; (iii) R$148 million of write-offs; and (iv) R$21 million of provision for property and equipment losses related to Cnova Brasil. On December 31, 2015, property and equipment accounted for 22.0% of total assets, versus 21.4% on December 31, 2014.

Intangible Assets

In 2015, intangible assets increased 1.5%, from R$6.448 billion in 2014 to R$6.543 billion. The increase is related to: (i) R$400 million of additions; (ii) R$295 million of amortization in the year; (iii) R$59 million of write-offs; (iv) R$103 million of write-offs related from restructuring; (v) R$152 million of exchange variation; and (vi) provision for losses from Cnova. On December 31, 2015, intangible assets accounted for 13.9% of total assets, versus 14.2% on December 31, 2014.

Liabilities

Current liabilities

Suppliers

In 2015, liabilities with suppliers (trade accounts payable) increased 15.8%, from R$13.393 billion in 2014 to R$15.508 billion. The change was due to the increase of approximately 10 suppliers days in 2015. On December 31, 2015, liabilities with suppliers accounted for 32.8% of total liabilities, including shareholders’ equity, versus 29.5% on December 31, 2014.

Loans and Financing – short term

In 2015, short-term loans and financing fell 3.7%, from R$3.922 billion in 2014 to R$3.776 billion. The reduction is due to the lower liabilities related to CDCI in the amount of R$645 million, due to lower sales by Via Varejo, and the remaining to working capital variation. On December 31, 2015, short-term loans and financing, excluding debentures, accounted for 8.0% of total liabilities, including shareholders’ equity, versus 8.6% on December 31, 2014.

Debentures – short term

In 2015, short-term debt represented by debentures issued by the company decreased 98.6%, from R$2.672 billion in 2014 to R$38 million. The change is mainly due to the settlement of the following debentures: (i) 10th and 11th issues of CBD; (ii) 1st and 3rd issues of Via Varejo. On December 31, 2015, short-term debentures accounted for 0.1% of total liabilities, including shareholders’ equity, versus 5.9% on December 31, 2014.

Social and Labor Obligations

In 2015, liabilities with social and labor obligations increased 18.4%, from R$864 million in 2014 to R$1.023 billion, mainly due to collective bargaining agreements in the year and the effects thereof on labor charges and provisions. On December 31, 2015, liabilities with social and labor obligations accounted for 2.2% of total liabilities, including shareholders’ equity, versus 1.9% on December 31, 2014.

Taxes and Contributions

In 2015, liabilities with Taxes, Fees and Contributions fell 4.3%, from R$867 million in 2014 to R$830 million. The variation was due to lower balances of taxes payable, offset on sales taxes. On December 31, 2015, liabilities with taxes, fees and contributions accounted for 1.8% of total liabilities, including shareholders’ equity, versus 1.9% on December 31, 2014.

Noncurrent Liabilities

Loans and Financing – long term

In 2015, long-term loans and financing, excluding debentures, increased 46.0%, from R$2.238 billion in 2014 to R$3.267 billion. The increase is mainly due to working capital loans in foreign currencies with swap for local rates. On December 31, 2015, long-term loans and financing, excluding debentures, accounted for 6.9% of total liabilities, including shareholders’ equity, versus 4.9% on December 31, 2014.

Debentures – long term

In 2015, long-term debt represented by debentures issued by the company remained virtually stable, from R$896 million in 2014 to R$897 million. On December 31, 2015, long-term debentures, accounted for 1.9% of total liabilities, including shareholders’ equity, versus 2.0% on December 31, 2014.

Deferred Income and Social Contribution Taxes

In 2015, deferred income and social contribution taxes increased 4.5%, from R$1.133 billion in 2014 to R$1.184 billion, mainly due to the reduction for payment of the effects of deferred income and social contribution taxes on property and equipment of R$104 million, offset by other effects. On December 31, 2015, deferred income and social contribution taxes corresponded to 2.5% of total liabilities, including shareholders’ equity, same level of December 31, 2014.

Taxes Payable in Installments

In 2015, tax installments, including REFIS, decreased 7.3%, from R$617 million in 2014 to R$572 million, due to the payment of installments over the year. On December 31, 2015, tax installments accounted for 1.2% of total liabilities, including shareholders’ equity, versus 1.4% on December 31, 2014.

Provision for Lawsuits

In 2015, provision for lawsuits increased 3.9%, from R$1.344 billion in 2014 to R$1.396 billion.  The main factors in the increase were the additions of R$768 million, reversals and payments of R$(896) million and restatement and exchange variation of R$180 million. On December 31, 2015, provision for lawsuits accounted for 3.0% of total liabilities, including shareholders’ equity, same as on December 31, 2014.

Shareholders’ Equity

In 2015, shareholders’ equity decreased 5.9%, from R$14.194 billion in 2014 to R$13.352 billion, mainly due to: (i) additions of R$14 million to capital from the exercise of stock options; (ii) accrual of a reserve for options granted in the amount of R$25 million; (iii) net loss of R$276 million; (iv) exchange variation on investments of (R$219) million; (v) dividends of R$115 million; and (vi) R$150 million relating to settlement of equity instrument Morzan. On December 31, 2015, shareholders’ equity corresponded to 28.3% of total liabilities, including shareholders’ equity, versus 31.3% on December 31, 2014.

Non-controlling Interest

In 2015, non-controlling interest decreased 19.3%, from R$3.717 billion in 2014 to R$2.998 billion. The reduction is mainly related to the loss of and exchange variation of R$(133) million, and to other less relevant effects. On December 31, 2015, non-controlling interest corresponded to 6.3% of total liabilities, including shareholders’ equity, versus 8.2% on December 31, 2014.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2015 and December 31, 2014.

10.2      Operating and financial result

(a)         results from operations, particularly:

(i)       description of any relevant component of our revenue

The Group’s revenues arise from GPA Foods’ operations, composed of Multivarejo and Assaí. Net sales are shown in the table below for the years ended December 31, 2016, 2015 and 2014.

(1)     Extra and Pão de Açúcar banners; supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition of revenue from the lease of commercial centers.

(2)     Includes Minimercado Extra and Minuto Pão de Açúcar sales.

(3)     Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

(ii)        factors affecting materially our operating results

For information on the factors affecting materially our operating results, see item 10.1 (h) of this Reference Form.

(b)   revenue variations due to changes in prices, exchange rates, inflation, changes in volume and the launching of products and services

For information on revenue variations, see item 10.1 (h) of this Reference Form.

(c)   impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

The inflation in 2016 influenced the prices of the items that we sell as well the expenses. Besides that, consumer’s purchase power was also impacted by higher inflation. For more details about the changes in operational results of the Company, see item 10.1 (h) of this Reference Form.

The hike of interest rates impacted the financial results of the Company. For more details about the changes in financial results of the Company, see item 10.1 (h) of this Reference Form.

We do not suffer any relevant impact related to exchange rate variation, because the Company uses derivated financials instruments to limit exposure to changes not related to the local market such as interest rates swaps and exchange rate variation swaps.

10.3 – Events with material effects, occurred and expected, in the financial statements

(a)         inclusion or disposal of the operational segment

In October, 2016, after the corporate reorganization, GPA no longer holds shareholding majority in Cnova N.V., losing the control over such subsidiary and, also, no longer consolidating the subsidiaries that represent the e-commerce industry abroad. Up until the date hereof, the income of Cnova N.V. (referred to as Cdiscount France) is classified in the discontinued operation in a single item in the income statement, and after the date hereof as equity adjustment, for also holding material interest. Further under the same transaction, Cnova Brasil is no longer a subsidiary of Cnova, now it is a wholly-owned subsidiary of Via Varejo.

As at November 23, 2013 the Board of Directors approved the process of disposal of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy to focus on the development of the food industry. As a result, on December 31, 2016, the Company disclosed the net income, after taxes, of Via Varejo (and its subsidiary Cnova Brasil) and the operations of e-commerce abroad in a single item of the income statement.

In millions of R$:

Decription	Retail (a)	Self-service wholesale			Assets held for sale and discontinues operations					Subtotal			Exclusions/ Others (*)	Total
		2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net revenue from sales		26,967	26,745	14,487	10,453	-	-	41,454	37,198	-	-	41,454	37,198

Current assets		8,938	7,394	2,417	2,187	20,538	15,379	31,893	24,960	(242)	-	31,651	24,960
Non-current assets		10,955	13,935	2,620	1,868	-	6,850	13,575	22,653	(9)	(372)	13,566	22,281
Current liabilities		9,171	6,910	3,020	2,409	15,642	16,326	27,833	25,645	(251)	(372)	27,582	25,273
Non-current liabilities		4,747	5,766	291	372	-	2,478	5,038	8,616	-	-	5,038	8,616
Net equity		5,975	8,653	1,726	1,274	4,896	3,425	12,597	13,352	-	-	12,597	13,352

(*) The exclusions are composed by the balances between the companies

(b)         constitution, acquisition or disposal of equity interest

(i)   E-commerce operation – accounting for corporate interests at cost

On June 4, 2014, the Company’s and Via Varejo’s Board of Directors approved the e-commerce business combination project developed by Nova Pontocom, to be combined with the e-commerce business of the controlling shareholder Casino, through Cdiscount S.A. and its affiliates (Cdiscount), as recommended by the respective Special Committees created specifically to evaluate and  negociate the terms and conditions of the opeation.

Thus, on July 24, 2014, the corporate reorganization was concluded through the integration of the e-commerce activities in a new company called Cnova N.V. (“Cnova”), created according to the laws of the Netherlands.

Based on the opinions issued by financial advisors, the exchange ratio proposed for the contribution of the e-commerce business of Nova Pontocom and Cdiscount in Cnova was 53.5% (Company and Via Varejo) and 46.5% (Cdiscount).

The operating entities with important transactions that the Company started to consolidate as a result of such transaction were:

•         Cdiscount S.A.S;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages;

The exchange of interests continued to be recorded based on historical cost, since Management understands that such transaction is not included in the scope of CPC15/IFRS 3 (R) – Business Combination, because it involves entities under common control. The date of the first consolidation of the entities whose control was obtained by the Company is July 31, 2014.

The effects recorded in net equity of the controlling shareholder on July 31, 2014 as a result of the transaction are as follows (in millions of Brazilian reais):

07.31.2014

Delivered investment amount in Cnova	(23)
Received investment amount	16
Amount of effect on Nova Pontocom’s shareholders’ equity	(7)
Amount of effect on Parent’s shareholders’ equity	(5)

(ii)             Public offer of e-commerce shares

In November and December 2014, Cnova N.V., concluded the initial offer of shares (IPO) and supplementary offer of shares, so that the Company’s interest in Cnova N.V. was directly and indirectly reduced from 38.22% to 35.73%. The proceeds from the sale of interest were accounted for as shareholders’ equity, since it refers to a transaction with noncontrolling shareholders, less the effects of income tax, transaction costs and other effects. The net effect on shareholders’ equity arising from such transaction was R$ 411 million, of which R$ 132 million in the controlling shareholder and R$ 279 million in noncontrolling shareholders, the Company having issued 29,182,894 new shares. Despite the Company holding direct and indirect interest of 35.73% in Cnova N.V., the control over such subsidiary was exercised through subsidiary Nova Pontocom which holds 49.96% interest plus 50% of the voting capital of Cnova N.V.

(iii)            Corporate reorganization and Nova Pontocom debt

Subsidiary Nova Pontocom, a holding that held 100% of the shares of Marneylectro S.A.R.L., an indirect controlling shareholder of Cnova N.V., paid part of its debt against CBD and Via Varejo upon delivery of shares of its investee Marneylectro S.A.R.L. valued at market value. Since this transaction was conducted among entities under common control, all related effects were directly recorded in shareholders’ equity on December 31, 2014, of which R$ 53 million in the controlling shareholder and R$ 14 million in noncontrolling shareholders.

(iv)          Corporate reorganization of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls subsidiaries of Cnova operating in Thailand and Vietnam, for R$ 52 million. Such transaction resulted in the fact that Cnova N.V obtained indirect control upon 60% interest in C-Asia.

Since this transaction was conducted among entities under common control, Cnova applied the accounting for equity interest at cost. Therefore, no gain was recognized in relation to the 30% previously held and the difference between the consideration paid and the net accounting assets of the 30% transferred was recorded in shareholders’ equity of the controlling and noncontrolling shareholders, in the amounts of R$ 43 million and R$ 6 million, respectively.

Cash and cash equivalents on the acquisition date totaled R$ 18 million.

(v)           Sale of subsidiary– Casas Bahia Contact Center Ltda.- “CBCC”

On December 30, 2014, subsidiary Via Varejo sold all interest in the share capital of CBCC to Atento Brasil S.A.. After satisfaction of all conditions precedent contained in the purchase and sale agreement, Via Varejo received the amount of R$ 20 million and obtained a gain of R$ 16 million which was recognized in the income statement for the year in line item other operating income and expenses. Therefore, the asset and liability balances of CBCC were eliminated in the preparation of the statement of cash flows.

(vi)          Merger of subsidiary Sé

The Extraordinary Shareholders’ Meeting (“AGE”), held on December 22, 2015, approved the merger of subsidiary Sé Supermercados Ltda. (“Sé”) into the Company, in order to unify the activities and management. This unification will result in the obtaining of administrative, economic and financial benefits.

The effects in the parent’s balance sheet as at December 31, 2015 as a result of the merger of subsidiary Sé are summarized below. As it refers to the merger of a wholly-owned subsidiary, the consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2015

Cash and cash equivalents	100
Other accounts receivable	56
Inventories	59
Recoverable taxes	14
Total do current assets	229

Other accounts receivable	4
Recoverable taxes	3
Related parties	2,707
Fixed assets	228
Intangible assets	2
Total non-current assets	2,944

Total assets	3,173

Liabilities

Loans and financing	1
Related parties	390
Other accounts payable	45
Total current liabilities	436

Loans and financing	21
Other accounts payable	6
Total non-current liabilities	27

Total liabilities	463

Net assets merged	2,710

(vii)         Merger of subsidiary Nova Holding

The AGE, held on December 22, 2015, approved the merger of subsidiary Nova Holding into the Company, in order to unify the activities and management. The purpose of Nova Holding was to act as the holding of the Group’s e-commerce business. This unification will result in the obtaining of equity and financial benefits and optimization of the Group’s corporate structure.

The effects in the parent’s balance sheet as at December 31, 2015 as a result of the merger are summarized below. The consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2015

Other accounts receivable	3
Recoverable taxes	29
Total current assets	32

Other accounts receivable
Recoverable taxes	262
Related parties	2
Investment	(65)
Total non-current assets	199

Total assets	231

Liabilities

Related parties	226
Other accounts payable	5
Total current liabilities	231

Total liabilities	231

Net assets merged	-

(viii)        Merger of other subsidiaries

The AGE held on December 29, 2014 approved the merger of the wholly-owned subsidiaries Vedra Empreendimento e Participações S.A., ECQD Participações Ltda., APE SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., GPA 5 Empreendimentos e Participações S.A., GPA 4 Empreendimentos e Participações S.A., Monte Tardeli Empreendimentos e Participações S.A., P.A. Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. and Duque Conveniências Ltda. into the Company, in order to unify the activities and management. This unification will result in the obtaining of administrative, economic and financial benefits.

The effects in the parent’s balance sheet as at December 31, 2014 as a result of the merger of the abovementioned subsidiaries are summarized below. As it refers to the merger of a wholly-owned subsidiary, the consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2014

Cash and cash equivalents	1
Other accounts receivable	2
Recoverable taxes	1
Total current assets	4

Other accounts receivable	54
Deferred income tax and social contribution	3
Related parties	38
Investment	12
Intangible assets	39
Total non-current assets	146

Total assets	150

Liabilities

Related parties	24
Other accounts payable	3
Total current liabilities	27

Other accounts payable	1
Total non-current liabilities	1

Total liabilities	28

Net assets merged	122

(ix)    Corporate Reorganization of Barcelona, Sendas and Xantocarpa

On April 27, 2016, the Ordinady and Extraordinary Meeting of CBD approved the merger of part of the net assets of Sendas Distribuidora. In order to concentrate the operating activities of the wholesale segment for self-services in a single entity and promote better operating and financial efficiency, the following corporate activities were performed:

Redemption of Barcelona shares

On February 22, 2016, the Extraordinary General Meeting approved the redemption of all preferred shares issued by Barcelona, corresponding to 3,722,470 shares held by Novasoc, for the book value of R$160 million. The transaction did not impact the consolidated balances of the Company.

Barcelona’s total merger

At the Ordinary and Extraordinary Meeting of April 27, 2016, the merger of Barcelona by Sendas was approved.

On April 30, 2016, the assets and liabilities of Barcelona were fully transferred to Sendas, and Barcelona was terminated. As a result of the merger, Sendas’ capital stock was increased by R$800 million, the amount of the total difference of Net Worth of Barcelona minus the investment made by Sendas in Barcelona, by issuance of new shares.

Partial Spin off of Sendas

Also at the Ordinary and Extraordinary General Meeting of April 27, 2016, Sendas spin off was approved.  On April 30, 2016, after the total merger and termination of Barcelona, Sendas went through a partial spin off and it was merged by CBD. The spin off net asset amount was R$2 million.

Assets	31.12.2015 (*)

Cash and cash equivalents	155
Other accounts receivable	261
Inventories	509
Recoverable taxes	23
Total do current assets	948

Other accounts receivable
Recoverable taxes	29
Related parties	62
Investment	-
Fixed assets	578
Intangible assets	-
Total non-current assets	669

Total assets	1.617

Liabilities

Suppliers	456
Loans and financing	1
Related parties	931
Other accounts payable	220
Total current liabilities	1.608

Loans and financing	5
Other accounts payable	2
Total non-current liabilities	7
Loans and financing
Total liabilities	1.615

Net assets merged	2

(*) Saldo Cindido

In August 2016 the full merger and consequent termination of Xantocarpa Participações by Sendas Distribuidora.

The result of this reorganization did not affect the consolidated financial statements of the Company, seeing they are fumm subsidiaries of the Company.

(x)     Disposal of Rede Duque

On January 31, 2016, the Company completed the sale of entities Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda., and Auto Posto Ciara Ltda., to Rede Duque, regarding the agreement previously executed on December 1, 2015. The amount in the agreement was R$8.

The Company had no gains or losses in its results with the operation. Equity balances of Rede Duque were deconsolidated from balance sheet on December 31, 2016.

(xi)    Interest change in Cnova N.V.

In order to concentrate the Non-Food business in a single entity, a corporate restructuring with interest of the final controlling shareholder Casino, GPA, Via Varejo, Cnova N.V. and Cnova Brasil was performed and approved in all instances.

As a result of the transaction on October 31, 2016, the capital stock of Cnova Brasil became exclusively held by Via Varejo, which no longer held interest in Cnova N.V.. According to the terms and conditions of the loan agreements between Cnova Brasil and Cnova N.V. (estimated at approximately US$160 million in the end of September 2016), such event resulted in the obligation of advanced payment of such loans, paid to Cnova N.V. by Via Varejo.

Consequently, the GPA no longer held corporate voting majority in Cnova N.V., losing control to such subsidiary and, in addition, failing to consolidate the subsidiaries that represent electronic commerce abroad. As of this date, assets and liabilities balances were written off against the net worth and activities of electronic commerce abroad are recorded as equity adjustment, due to the material influence of the Company.

(xii)   Cnova N.V. shares offer

On December 27, 2016, Casino started an acquisition offer of all outstanding common shares in Nasdaq Global Select Market and Euronext, of our invested Cnova N.V.. The other subsidiaries of CASINO, including GPA, holders of 10.37% of Cnova’s capital shall not participate in the offer.

The offer is of US$5.50 per net share to shareholders, without interest and excluding any applicable withheld taxes. With the offer closing on January 31, 2017, Casino has, directly and indirectly, 98.88% of total shares and 99.41% of voting rights.

(c)   Unusual events or operations

(i)      Investigation Cnova Brasil

On December 18, 2015, an investigation was launched at Cnova Brasil regarding the practices of employees in inventory management, subsequently expanded to the evaluation of other facts.

At the end of the investigation process the total effect of the adjustments calculated was R$557 million, where R$357 million are related to adjustments from the investigation, R$182 million related to the reassessment of recoverability of assets from taxes deferred and R$18 million from other effects. Seeing they are related to the Company’s subsidiaries, consolidated for purposes of presentation of financial statements, such effects resulted in the same adjustments in the financial statements presented again for the year ended December 31, 2015, as well as in periods prior to those such effects were related to, whose presentation took place again on July 27, 2016.

There are no effects from this matter in the financial statements of the year ended December 31, 2016.

(ii) Transaction in progress for sale of the subsidiary Via Varejo

On November 23, 2016, the Board of Directors approved the process of divesting the Company's stake in Via Varejo's capital stock, in line with its long-term strategy to focus on the development of the food sector.

In accordance with CPC 31 - Non-current assets held for sale and discontinued operation (IFRS5), the Company considers that through the efforts made, the sale is highly probable, resulting in the disclosure of the net income of Via Varejo (and its subsidiary Cnova Brazil) after taxes in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations. The statements of income and value added as of December 31, 2015 also show discontinued operations in a single line, there is no effect of the application of IFRS 5 on the cash flow, and the effect of discontinued operations is disclosed in this note. The effect of assets and liabilities available for sale on December 31, 2016 was R $ 20,303 and R$ 15,632, respectively. The effect of the result on discontinued operations was a loss of R $ 1,005 on December 31, 2016 (loss of R $ 891 on December 31, 2015)

The subsidiary Via Varejo S.A. ("Via Varejo"), has shares traded on the BM & FBovespa, under the code "VVAR11" and "VVAR3".

Also according to CPC 31 (IFRS 5), the Via Varejo investment should be recognized considering the lower of the carrying amount of the net assets and the market value less cost of sale.

The Company estimates that the market value less cost of sale of Via Varejo is higher than the book value of net assets, based on the weighting of different valuation methods including: i) multiple of P / E (Price / Earnings) considering local companies Traded on the stock exchange, with operations in the same segment of Via Varejo, ii) discounted cash flow prepared by external advisors, using assumptions of 15.7% discount rate and perpetuity growth of 5.5%, iii) average premiums Paid on the pre-announcement share price in acquisition transactions of listed companies; And iv) target prices of financial analysts for the stock.

For all of the methods described above, the book value is within the reasonable range of valuation, so valuation is not highly sensitive to changes in assumptions in the methods.

Other details of the transaction and net assets of Via Varejo, see note 35 to the financial statements of December 31, 2016.

10.4 – Significant changes in accounting practices – reservations and emphasis of the Auditor´s report

(a)         significant changes in accounting practices

The Company prepared its financial statements according to the pronouncements issued by the Accounting Pronouncements Committee (CPC) and IFRS (International Financial Reporting Standards), and the first financial statements that complied with such rules were those for the year ended December 31, 2010.

There were no significant changes in the accounting practices adopted by the Company in the year ended on December 31, 2016 and 2015. In 2014, the changes in accounting practices are described below.

(b)         significant effects of changes in the accounting practices

In 2014, revenues and costs incurred with rental of commercial galleries, which were previously recorded as recovery of the selling expenses, were reclassified to “net operating revenue” and “cost of products”, respectively, due to the increase of its market share in the retail (Multivarejo) sector, taking into consideration the expected launching of new “Conviva” projects and increase in future operations, which activities are better described in the Company’s financial statements. According to the management’s opinion, the best option is to proceed with current classification for comparison purposes and in order to obtain a final classification of these revenues and costs.

(c)         caveats and emphases present in the auditor's report:

There were no exceptions in the report issued by the Company’s independent auditors with respect to the Company’s financial statements for the years ended December 31, 2016, 2015 and 2014. On December 31, 2015, a paragraph was included emphasizing the republishing of the financial statements previously published.

10.5 – Critical accounting policies

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated financial statements requires management to make judgments and estimates and adopt assumptions that would impact the revenues, expenses, assets and liabilities, and the recording of contingent liabilities in the end of the year; however, the uncertainties relating to these assumptions and estimates may generate results that would require significant adjustments to the carrying amount of assets or liabilities in future years. In the process of application of the Company’s accounting policies, management adopted the following judgments, which had more significant effects in the individual and consolidated financial statements:

a)      Impairment

According to the method disclosed in Note 4.9 to the financial statements of fiscal year ended on December 31, 2016, the Company tested the assets for impairment and, in the year ended December 31, 2015, based on the tests performed, no provision was recorded.

The procedure for verification of non-performance comprised the grouping of operating assets and intangible assets (such as goodwill) directly attributable to the UGC (stores). The test steps were as follows:

•         Step 1: the carrying value of the UGCs was compared to the sales multiple (30% to 35%), representing the transactions carried out by the retail companies. In relation to the UGCs with multiple value lower than the carrying amount, a more detailed method is described in Step 3;

•         Step 2: for purposes of selection of the UGCs located in own properties (own stores), the Company requested an appraisal report prepared by independent specialists and, in the event of impairment, the Company would carry out the same procedures adopted for the third-party UGCs, as described in Step 3; and

•         Step 3: preparation of the UGC's discounted cash flow, based on the increase in sales between 6.7% and 10% (6.7% and 8% as at December 31, 2015) for the next five years. The discount rate used was 12.4% ranging to 11.6% for periods of more than 3 years.

For purposes of impairment test, the premium and brands from business combinations and licenses with undetermined duration was allocated to the UGCs, which are also the operating segments that disclose information. The segments are: retail, electronics, wholesale of self-services and electronic commerce.

The recoverable value of the segments is determined by the calculation based on the use according to the cash projections arising from the financial budgets approved by the senior management for the next three years. The discount rate before income taxes levied on the cash flow projections is 12.4% ranging to 11.6% in periods of more than 3 years, and the cash flows exceeding the three-year period are extrapolated using the growth rate of 6.5% for retail and for retail sector (8% as at December 31, 2015). As a result of such analysis, no provision for impairment of these assets has been recorded.

The retail self-service brand refers to “ASSAÍ”, and the electronic brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded by virtue of the business combinations carried out with companies owning such brands.

The total net assets of Via Varejo consolidated, including Cnova Brasil, were evaluated as described in Note No. 35.

b)      Income tax

       By virtue of the nature and complexity of the Group’s businesses, the differences between the effective results and the adopted assumptions or future changes in these assumptions could result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries record the provisions based on the reasonable estimates in relation to the taxes payable. The value of these provisions is based on several factors, such as the previous inspections and different interpretations of tax regulation by the taxpayer and proper tax authority. These interpretation differences may refer to several matters, depending on the conditions in effect in the domicile location of the respective entity.

Deferred income tax and social contribution assets on unused tax losses and temporary differences are recognized to the extent that it is probable that the taxable income will be recorded and the tax credits may be offset. The definition of the value of deferred income tax and social contribution assets that may be recorded depends on a significant judgment level by management, based on the estimates of net profit and future taxable income, according to the strategic planning approved by the Board of Directors.

The tax losses of continued operations deferred recorded tax benefits in the amount of R$ 112 million as at December 31, 2016 (R$ 232 million on December 31, 2015). In relation to those cases in which the performance cannot be explained, the potential deferred income tax and social contribution credits are offset or recorded. These losses are not subject to prescription, however the respective use, as set forth in applicable law, is limited to 30% of taxable income for each year for the Brazilian legal entities, and refer to the subsidiaries that offer the tax planning opportunities for using these balances. Note 20 provides further tax information.

c)      Derivatives fair value and other financial instruments

       If not obtained in the active markets, the fair value of financial assets and financial liabilities recorded in the financial statements is obtained based on the hierarchy set forth in technical pronouncement CPC 38 (IAS 39), which established certain evaluation techniques, including the discounted cash flow model. The information about these models is obtained, whenever possible, from observable markets, or according to comparable information, operations and transactions available in the market. The judgments include an evaluation of the information, such as liquidity risk, credit risk and volatility. Eventual changes in the assumptions relating to these factors may impact the fair value of the financial instruments.

The fair value of the financial instruments actively traded in the organized markets is determined based on the market quotations and balance sheet closing.

In relation to the financial instruments not traded actively, the fair value is based on evaluation techniques established by the Company and compatible with usual market practices. These techniques include the use of recent market operations between independent parties, benchmarking of fair value of similar financial instruments, analysis of discounted cash flow and other evaluation models.

d)      Share-based payments

The Company measures the transaction costs of the employees eligible to the share-based compensation based on the fair value of the equity instruments on the Granting Date. The estimated fair value of the share-based payment operations requires the definition of the most adequate evaluation model, according to the terms and conditions of the grant. This estimate also requires a definition of the most adequate information for the evaluation method, including the expected useful life of the stock option, volatility and return of dividends, as well as preparation of corresponding assumptions. The assumptions and models adopted in the estimative of fair value relating to the share-payment payment operations are described in Note 25.5.

e)      Provision for lawsuits

The Company and its subsidiaries are parties to several administrative proceedings and lawsuits (Note 22), and the provisions for lawsuits are recorded for all lawsuits whose likelihood of loss is probable, as reasonably estimated. The likelihood of loss includes the evaluation of the available evidences, hierarchy of laws, available case rulings, most recent decisions issued by the courts, its legal relevance, historical events and amounts involved, and opinion of outside legal counsel.

f)       Estimated losses from allowance for doubtful accounts

Subsidiary Via Varejo has balances receivables from sales through booklets, whose loss is estimated based on the expected percentage, which is obtained according to the portfolio performance over the last months and adjusted at each balance sheet date.

g)      Recoverable Taxes

The Company and its subsidiaries have recoverable taxes mainly related to ICMS, ICMS of Tax Replacement – ST, PIS and COFINS. The performance of these taxes is carried out based on the growth projections, operating issues and debt generation for consumption of these credits by the companies of the Group. See Note 11 for further information about the credits and respective offset.

h)      Inventories

The inventories are stated at the lower of acquisition cost and realization value, stated at weighted average cost. The net realization value is calculated at the average sales price, less: (i) taxes levied on sales; (ii) personnel expenses directly related to sales; (iii) cost of products; and (iv) other necessary costs to put the products in sales condition, except for the e-commerce business, which does not allocate the costs to inventories, whose application is different. The inventories are tested for impairment based on the estimated loss from robbery, theft, slow moving of inventories and estimated loss for products to be sold with negative gross margin, including showcase products.

10.6 - Significant items not evidenced in the financial statements

(a)        the assets and liabilities held by the Company, directly or indirectly, which were not disclosed on its Balance Sheet (off-balance sheet items)

(i)            operating lease, assets and liabilities;

             Operating lease

 (A) Non-cancelable minimum payments

In R$ millions	Consolidated
	12.31.2016	12.31.2015	12.31.2014

Less than 1 year	69	51	18
From 1 to 5 years	248	203	69
Over 5 years	349	345	49
Total	666	599	136

Refers to non-cancelable real estate property lease agreements until their respective expiration dates. The operating lease agreements of Via Varejo’s subsidiary range from 3 to 20 years. There are other operating lease agreements that in the Management’s evaluation are considered as cancelable, whose expense is recorded by the time limit. The annual amount of the expense under the heading "non-contingent payments" with operating lease agreements is shown under item (C).

 (B)   Minimum payments on termination of lease agreements

The Company evaluated and concluded that the real estate property lease agreements are cancelable throughout their effectiveness, and upon cancellation of the agreement, minimum termination payments owed and payable, which can range from 1 to 12 months of the monthly rent or a fixed percentage over the contractual balance.

	Parent		Consolidated
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Minimum rent payments:
Minimum payments on termination(*)	309	245	339	746

Total	309	245	339	746

(*) Via Varejo has lease agreements with minimum payment at termination of R$ 473 million on December 31, 2016 (R$ 441 million on December 31, 2015). Only the amount of 2015 is shown in the table above.

 (C) Contingent payments

The Management considers the payment of additional rents as contingent payments, which range from 0.1% and 4.5% of the sales.

In R$ million	Parent		Consolidated
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Expenses (revenues) for the year
Contingent payments	437	352	504	531
Non-contingent payments	228	137	368	230
Sub-leases (*)	(127)	(147)	(145)	(215)

 (*)   Refers mainly to rent agreements to receive from commercial galleries.

Financial lease

The financial lease agreements totaled R$215 on December 31, 2016 (R$264 million on December 31, 2015), according to the table below:

In R$ million	Parent		Consolidated
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Liabilities from financial lease - minimum rent payments:
Up to 1 year	38	30	41	44
From 1 to 5 years	138	91	144	157
Over 5 years	27	26	30	63
Present value of financial and capital lease agreements	203	147	215	264

Future financing charges	195	179	207	238
Gross value of financial and capital lease agreements	398	326	422	502

 (ii) written-off receivables portfolio over which the entity maintains risks and responsibilities, indicating respective liabilities

The Company’s Officers explain that there are not any receivables portfolio written-off over which the entity maintains risks and responsibilities that were not disclosed on the balance sheets of the Company of December 31, 2016 or of December 31, 2015.

 (iii) future purchase and sale agreements for products or services

The Company’s Officers Company explain that there are not any contracts for future purchase and sale of goods and services, which have not been disclosed on the balance sheets of the Company of December 31, 2016 or December 31, 2015.

 (iv) uncompleted construction agreement

The Company’s Officers explain that there is not any uncompleted construction that were not disclosed on the balance sheets of the Company of December 31, 2016 or of December 31, 2015.

 (v) future financing agreements.

The Company’s Officers explain that there are no agreements for future receipt from financings that were not disclosed on the balance sheets of the Company of December 31, 2016 or December 31, 2015.

(b)        Other non-disclosed items on the financial statements:

No items have been disclosed on the financial statements, other than those already mentioned in item 10.8(a) above.

10.7 - Comments on items not evidenced in the financial statements

(a)         how such items change or may change the revenues, expenses, operational results, financial expenses or other items of the Company’s financial statements

According to the prevailing accounting rules, the Company discloses in its financial statements all the relevant transactions to which it is a party, or retains any risk because of equity interest or contract. There are not any transactions or operations, which have not been disclosed in the financial statements that could significantly affect the Company.

(b)         nature and the purpose of the transaction

Not applicable

(c)         Nature and amount of the obligations assumed and of the rights generated on behalf of the Company as a result of the transaction

Not applicable

10.8 - Business plan

(a) investments

(i) quantitative and qualitative description of the investments in progress and of the investments planned

The Investment Plan for Multivarejo, GPA Malls and Assaí for the year 2017 totals R $ 1.2 billion, with the scope of (i) conversion of stores, opening of stores and acquisition of land; (Ii) remodeling of stores; And (iii) infrastructure in IT, logistics and other productivity improvement projects. This amount does not include the Investment Plan for Via Varejo and Cnova.

(ii) sources of investment financing

We derive funds for our operations and investments, mainly through our operating cash flow, expansion reserve, capital budget, bank loans, securitization of receivables, financing obtained from the BNDES, as well as raising funds in the capital markets through The issue of debentures.

(iii) relevant divestments in progress and planned divestitures.

On November 23, 2016, the Board of Directors approved the process of divesting the Company's stake in Via Varejo's capital stock, in line with its long-term strategy to focus on the development of the food sector.

(b) if disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence our operational capacity

There are no upcoming events.

(c) new products and services, indicating: (i) description of ongoing research already disclosed; (Ii) total amounts spent on research for the development of new products or services; (Iii) projects already under development; and (iv) total amounts spent on the development of new products or services.

Not applicable.

10.9 - Other factors with significant influence

The company is not aware about other factors that materially affected the operating performance and have not been identified or commented in the other items of this Section 10.

Allotment of the Result of the Fiscal Year ended on December 31, 2016

The Company recorded a net loss of R$ 482,379,568.87 (four hundred eighty-two million, three hundred seventy-two thousand, five hundred sixty-eight reais and seven cents) related to the fiscal year ended on December 31, 2016; such loss is absorbed under the terms of the sole paragraph of article 189 of Law No. 6.404/1976. Seeing this fact, the Company shall not distribute dividends regarding such fiscal year.

The Company shall not present the information in Exhibit 9-1-II of CVM Instruction No. 481, dated December 17, 2009 (“ICVM 481”), due to the calculation of loss for the year.

 Global compensation Proposal for the Managers and the Fiscal Council

The Management submits to offer the Extraordinary and Annual Shareholders’ Meeting a Proposal for Managers’ Global Compensation, for the fiscal year of 2017, in the total amount of R$ 95,061,400.00, distributed as follows:

(a)           Board of Executive Officers: up to R$ 88,465,900.00, observing that such value encompasses the expense arising from the Stock Option Plans agreements entered into with the Officers, which has a non-compensation nature for labor purposes;

(b)           Board of Directors: up to R$ 5,911,500.00;

(c)           Fiscal Council, if setup: up to R$ 684,000.

Furthermore, in compliance with article 12, item II, of ICVM 481/2009, item 13 of the Reference Form is enclosed.

Exhibit to the Global Compensation Proposal for the Managers and the Fiscal Council

Item 13 of the Reference Form, pursuant to ICVM 480/2009

13.1.     Describe the compensation policy or practice of the Board of Directors, statutory and non-statutory Board of Executive Officers, Fiscal Council, Audit, Risk, Financial and Compensation Committees approaching the following aspects:

(a)         purposes of the compensation policy or practice

The purpose of our compensation policies and practice is to remunerate our managers and members of the committees of our Company, according to the market practices, allowing the attraction and retention of skilled professionals and the engagement in our Company.

(b)         Composition of the compensation, indicating:

i.          description of the compensation elements and purposes of each of them

The members of our Board of Directors and committees, including the external members, as well as the members of the Fiscal Council, if installed, receive the monthly fixed compensation, disconnected to the actual attendance in meetings. This method of compensation is in line in relation to the market practice in general and to the Company’s interests. Exceptionally, bonuses were paid to certain members of our Board of Directors and committees for their specific performance in certain extraordinary projects in the year of 2016.

The compensation of our Officers is comprised of the following elements: (i) fixed compensation reflected in a base salary, with the purpose of maintaining the balance in relation to the general market practice; (ii) profit sharing, with the purpose of stimulating our professionals to pursue the success of our Company and share our profits with them; and (iii) stock option plans, which are incentives offered to our executives to assure a long-term sustainable business.

The Officers also receive a package of benefits in line with market practices, contemplating a health care plan, a dental expense reimbursement plan, biennial medical checkup, pension plan, meal vouchers, fuel vouchers and parking in the workplace.

ii.          proportion of each element in the total compensation

The table below presents the proportion of each element in the composition of the total compensation in the previous fiscal years:

For the fiscal year ended on December 31, 2016:

	% in relation to total compensation
	Base Salary	Variable Compensation	Stock Option Plans	Total
Board of Directors	81%	19%	0%	100%
Board of Executive Officers	35.0%	27.3%	37.7%	100.0%
Fiscal Council	N/A	N/A	N/A	N/A

For the fiscal year ended on December 31, 2015:

	% in relation to total compensation
	Base Salary	Variable Compensation	Stock Option Plans	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	64.7%	25.7%	9.6%	100%
Fiscal Council	N/A	N/A	N/A	N/A

For the fiscal year ended on December 31, 2014:

	% in relation to total compensation
	Base Salary	Variable Compensation	Stock Option Plans	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	67.68%	25.07%	7.25%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology of calculation and adjustment of each element of the compensation

To set the compensation of our managers, we conduct market surveys on a regular basis, in order to evaluate whether the criteria and conditions that we adopt to determine the compensation are satisfactory and allow us to retain our professionals, and analyze the need for proposing adjustments to any component of the compensation that may be not in line. Such surveys are conducted annually, by a specialized and reputable consultation recognized in the market hired by us, and use as parameters of comparison large business groups that operate in the country, including particularly the groups that operate in the retail business.

The calculation of the sharing of our Officers in our results, in its turn, is based on indicators aligned with the strategic plan of our Company, whose definition is based on our business plan an on the results to be accomplished.

For further information on our stock option plans and on compensation based on stock options, see item 13.4 below.

iv.         reasons that justify the composition of the compensation

Our focus on the results is what justifies the composition of our compensation policy, which depends on the ongoing search for skilled, qualified, devoted and valuable professionals for our Company.

v.         the existence of members who are not remunerated by the issuer and the reason for such fact

The Chairman of the Board of Director does not receive any kind of compensation given that he waived his right to receive it.

(c)         main performance indicators that are taken into consideration in determining each element of the compensation

To fix the variable portion of the compensation, we observe performance indicators that we consider strategic, such as gross sale, net profit, total expense, working capital, personnel turnover, in addition to the level of excellence of our managers in the performance of their functions, considering the degree of individual responsibility and attributions. The performance indicators are not taken into consideration for the determination of the fixed portion of the compensation.

(d)         how the compensation is structured to reflect the performance indicators evolution

We structure our compensation by means of programs that monitor the accomplishment of goals previously defined by our Company and the results actually achieved.

(e)         how the compensation policy or practice is aligned to the short, medium and long term interests of the Company

In order to align the Board of Executive Officers with the Company´s goals in short and medium term perspective, we offer our Officers a fixed compensation (base salary) and, additionally a portion of variable compensation to be paid as sharing in the results. Furthermore, we offer our Officers a stock option plan and a compensation plan based on stock option plan that, because they have certain characteristics such as grace period to exercise the options and lock up of the acquired shares, maintain the Board of Executive Officers aligned with the Company´s goals in a long-term perspective. It is relevant to further clarify that the stock option plan, the compensation plan based on stock option plan and on result sharing comprise the variable compensation of the Board of Executive Officers.

The compensation of the members of our Board of Directors, Fiscal Council and committees is readjusted based on the amount usually paid by the market, stimulating such professionals to keep the excellence in the exercise of their functions and the ongoing search for improving our results. In this regard, we understand that our policy and practice of compensation are adequate to our short-, medium- and long-term interests.

(f)          existence of compensation borne by subsidiaries, direct or indirect controlling or controlled companies

The compensation of our managers and members of the committees is supported exclusively by our Company.

(g)         existence of any compensation or benefit related to the occurrence of a specific corporate event, such as the sale of the Company’s controlling interest.

There is no compensation or benefit to our managers or members of our committees related to the occurrence of a specific corporate event to our managers or members of our committees linked to the occurrence of corporate events.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Estimated amounts for the year of 2017:

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council [1]	Total
Number of members	15	7.75	3	25.75
Annual Fixed Compensation	14	7.75	3	24.75
Pro-labore salary	5,911,500	32,701,251	684,000	39,296,751
Direct and indirect benefits	-	5,491,711	-	5,491,711
Participation in committees	-	-	-	-
Other	-	5,542,059	-	5,542,059
Variable compensation
Bonus	-	-	-	-
Profit Sharing	-	22,835,441	-	22,835,441
Attendance in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Based on shares	-	21,895,438	-	21,895,438
Total Compensation	5,911,500	88,465,900	684,000	95,061,400

Amounts paid in the year of 2016:

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14.58	6.83	-	21.41
Annual Fixed Compensation	13.58	6.83	-	20.41
Salary or pro-labore	5,778,338	21,322,917	-	27,101,255
Direct and indirect benefits	-	4,712,181	-	4,712,181
Participation in committees	-	-	-	-
Other	-	4.488.555	-	4.488.555
Variable compensation
Bonus	1,350,000	-	-	1,350,000
Profit Sharing	-	16,684,368	-	16,684,368
Attendance in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Based on shares	-	23,112,364	-	23,112,364
Total Compensation	7,128,338	70,320,385	-	77,448,723

Amounts paid in the year of 2015:

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	12.5	6.75	-	19.25
Annual Fixed Compensation	11.5	6.75	-	18.25
Salary or pro-labore
Direct and indirect benefits	4,023,312	30,041,266	-	34,067,578
Participation in committees	-	3,662,836	-	3,662,836
Other	-	-	-	-
Variable compensation	-	-	-	-
Bonus	-	-	-	-
Profit Sharing	-	13,377,018	-	13,377,018
Attendance in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Based on shares	-	5,000,000	-	5,000,000
Total Compensation	4,023,312	52,081,121	-	56,107,433

[1] Non-permanent Fiscal Council according to the Company´s bylaws. Compensation estimated in case the Fiscal Council is established at an Annual Shareholders’ Meeting.

Amounts paid in the year of 2014:

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	9	7.08	3	20
Annual Fixed Compensation
Salary or pro-labore	4,149,322	52,019,172	N/A	56,336,494
Direct and indirect benefits	-	4,022,234	-	4,022,234
Participation in committees	-	-	-	-
Other	-	-	-	-
Variable compensation
Bonus	-	-	-	-
Profit Sharing	-	20,759,354	-	20,759,354
Attendance in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Based on shares	-	6,000,000	-	6,000,000
Total Compensation	4,149,322	82,800,760	N/A	87,118,082

13.3      Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

The members of our Board of Directors and our Fiscal Council do not receive variable compensation in the exercise of their positions, except for the bonus paid, on an exceptional basis, to certain members of the Board of Directors and committees for their specific performance in certain extraordinary projects in the year 2016.

We present below the variable remuneration of the members of our Board of Directors and Board of Executive Officers scheduled for payment in 2017 and paid in relation to 2016, 2015 and 2014.

Estimated amount for the year of 2017:

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	7.75
Number of paid members	7.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	45,670,882
Estimated amount – achieved goals	22,835,441

Amounts related to the year of 2016:

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers
Number of members	14.58	6.83
Number of paid members	13.58	6.83
Bonus
Minimum estimated amount	0	0
Maximum estimated amount	0	0
Estimated amount – achieved targets	0	0
Amount effectively recognized	R$ 1,350,000	0
Profit sharing
Minimum estimated amount	0	0
Maximum estimated amount	0	R$ 60,050,712
Estimated amount – achieved goals	0	R$ 30,025,356
Amount effectively recognized	0	R$ 16,684,368

Amounts related to the year of 2015:

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	6.75
Number of paid members	6.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	R$ 23,951,847
Estimated amount – achieved goals	R$ 13,377,018
Amount effectively recognized	R$ 11,373,789

Amounts regarding the year of 2014

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	7.08
Number of paid members	7.08
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved goals	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	R$ 43,594,645
Estimated amount – achieved goals	R$ 21,797,322
Amount effectively recognized	R$ 20,759,354

13.4 – Compensation Plan based on shares of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at an extraordinary shareholders’ meeting (i) the discontinuance of Stock Option Plan named “Ações com Açúcar” (“Old Option Plan”), approved at the extraordinary shareholders’ meeting held on December 20, 2006 for new ranting of options, without prejudice to the options that have already been granted and which shall remain in effect under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard granting agreement (“Option Plan”); and (iii) the creation of the Compensation Plan at the Stock Option Plan and its respective standard granting agreement (“Compensation Plan” and, jointly with the Old Option Plan and the Option Plan, the “Plans”). The Stock Option Plan and the Compensation Plan were further altered as per the resolved at the Shareholders’ Annual and Special Meeting held on April 24th, 2015.

We describe below the Plans that had options in effect on December 31, 2016:

OLD OPTION PLAN

a.         general terms and conditions

Our Old Option Plan is managed by a committee elected by our Board of Directors named Stock Option Plan Management Committee (“Stock Option Committee”). This committee wouldo determine which employees would be periodically benefited with stock options, based on their duties, responsibilities and performance, as well as the applicable conditions.

Our Stock Option Committee would develop annual stock option concession cycles. Each cycle has received a series number which started at letter A. On December 31, 2016, the options granted for Series A7 of the Old Option Plan were in force, which were entirely accounted for and its exercise period will be terminated on March 31st, 2017.

The options granted under the Old Option Plan may be whether “Gold” or “Silver,” which means change in the price to exercise the options, as provided for in item (i) below.

The Stock Option Committee approved, during 2013, new criteria to ascertain the decrease and/or increase index of the quantity of options granted classified as “Gold” in each series of the Old Option Plan, pursuant to the analysis of compliance with the concept of return on invested capital (ROIC). According to item 3.3 of the Old Option Plan, the Committee decided that for Series A7 (and the previous one), including, the decrease or increase of quantity of “Gold” options would be ascertained based on compliance with the Return on Capital Employed (ROCE) of CBD.

There is no limit for decrease or increase in such new criteria approved. At option vesting, the average ROIC/ROCE for the last three 3 fiscal years will be ascertained, against ROIC/ROCE established at the concession of each series.

b          main purposes of the plan

The purpose of the Old Option Plan was to: (i) attract and retain in our Company highly qualified executives and professionals; (ii) enable our managers and employees to hold interests in our capital stock and in the capital increases arising out from results to which such managers, employees and service providers contributed; and (iii) align the interests of our managers and employees to the interests of our shareholders, stimulating their performance and ensuring continuity in the management of our Company.

c.         how the plan contributes to these purposes

The beneficiaries of the Old Option Plan are stimulated in generating more results to our Company, firstly by reaching their goals as managers and employees of our Company, and, secondly, so that their shares, received as compensation, are valued.

d.         how the plan is inserted in the Company’s compensation policy

The Old Option Plan would constitute an element of compensation of our managers and was aligned to our compensation policy which aims at retention of our managers and employees and encourages better results.

e.         how the plan aligns the interests of the management and the Company in the short, medium and long term

Since the options were granted annually and based on our results, we understand that the Old Option Plan was aligned to our short term interests by stimulating its beneficiaries to reach their individual goals and the Company’s goals. In addition, the Old Option Plan would promote retention of our Officers and employees who were beneficiaries of the Old Option Plan, as well as would attract new professionals, in alignment with our mid-term interests. Finally, as provided for in item (j) below, the beneficiaries of the Old Option Plan would only be qualified to exercise their options as from certain term of employment by our Company, which would stimulate them to generate better results in the long-term so that their shares would be valued, in addition retain them for a longer period, in alignment with our long-term interests.

f.          maximum number of shares

The maximum number of shares included in the Old Option Plan was of 15,500,000 preferred shares (as resolved by our Board of Directors at the Meeting held on February 19, 2013).

Upon exercise of the stock options, we would issue new shares to the beneficiaries, subject to our right to use shares held in our treasury.

g.         maximum number of options to be granted

There was no maximum number of options to be granted under the Old Option Plan, provided that the total number of shares arising out of the exercise thereof would not exceed the limit indicated in item (f) above and the limit of 2% of our capital stock per Series.

h.         conditions for the acquisition of shares

The Stock Option Committee has provided for, in each Series, and, if necessary, in each case, the terms and conditions for the acquisition of the right to exercise the options granted, based on a provision expressly set forth in the adhesion agreement entered into with the beneficiary.

In order to acquire the shares subject to the Old Option Plan, the beneficiaries had to remain related to our Company for a specific term, as provided for in item (j) below, except for the dismissal cases described in item (n) below.

The options could be exercised in whole or in part until the expiration of the respective option. For further information on the expiration term of the options currently in force, see item 13.6 below.

i.          criteria to establish the price of acquisition or exercise

At options classified as “Silver,” the Exercise Price per preferred share corresponds to the average closing price at transactions involving preferred shares issued by our Company undertaken over the last 20 sessions of BM&FBOVESPA, prior to the date in which the Stock Option Committee resolves on granting the option. After ascertainment of the average price, a discount of 20% was applied.

At options classified as “Gold,” the Exercise Price per preferred share corresponds to R$0.01.

j.          criteria to establish the exercise term

As a general rule of the Old Option Plan, which could be amended by the Stock Option Committee at each series, the right to exercise option “Silver” would be obtained as from the 36th month and up to the 48th month, counted as from the date of execution of the respective adhesion agreement, and the beneficiary would have the right to exercise 100% of the options. The exercise of options classified as “Gold” shall occur at the same period, but the percentage for these options subject to exercised will be established by the Stock Option Committee in the 35th month, counted as from the date of execution of the respective adhesion agreement.

The options granted under the Old Option Plan may be exercised in whole or in part. It is important to point out that “Gold” options are additional to “Silver” options, and, accordingly, “Gold” option may only be exercised jointly with “Silver” options.

k.         settlement method

Price related to the exercise of the options granted under the Old Option Plan must be fully paid in national currency by the beneficiary, provided that the exercise price must be paid in one installment which will fall due 30 days after the date of subscription of the respective shares, except for cases of dismissal of the beneficiary described in item (n) below, event in which the exercise price must be paid at sight upon subscription.

l.          share transfer restrictions

The Stock Option Committee may establish restriction on transfer or outstanding of shares obtained upon the exercise of the options.

m.        criteria and events which, when verified, will cause the suspension, change of extinction of the plan:

The number of shares to be acquired under “Gold” Series, as described in item (j) above, may be limited by the Stock Option Committee.

The Old Option Plan and the options granted will be automatically terminated in the event of dissolution or liquidation of our Company.

Finally, the Stock Option Committee may determine the suspension, change or termination of the Old Option Plan without the previous consent from the beneficiaries, provided that their rights and obligations are not affected.

n.         effects of the withdrawal management members from the Company’s bodies pursuant to his/her/its rights set forth in the share-based compensation plan

In the event of involuntary dismissal of any beneficiary of the Old Option Plan until the last business day of the 35th months counted as from the date of execution of his/her respective adhesion agreement, he/she will have the right to exercise 100% of the options classified as “Silver” and “Gold.” In this event, the variation of the number of shares resulting from the exercise of options classified as “Gold” established by the Stock Option Committee, described in item (j) above, shall not apply, provided that the total number of shares initially attributed by the Committee will be subject to exercise.

In the event of involuntary dismissal of any beneficiary of the Old Option Plan between the last business day of the 35th month and the last business day of the 48th month counted as from the date of execution of the respective adhesion agreement, he/she will also have the right to exercise 100% of the options classified as “Silver” and “Gold.” However, in this event, variation of the number of shares resulting from the exercise of options classified as “Gold,” described in item (j) above, will continue to be applicable.

In both events, the beneficiaries must inform their intention to exercise the options granted to them within up to 15 days, counted as from the date of their dismissal.

In the event of voluntary resignation of any beneficiary of the Old Option Plan and/or with cause, pursuant to labor laws, he/she will not be entitled to exercise the options classified as “Silver” or “Gold.”

In the event of death, disability or incapability of any beneficiary, the involuntary dismissal rules described above shall apply, provided that the options may be exercised by a person duly permitted to do so by the competent authority.

COMPENSATION PLAN

a          General terms and conditions

The Compensation Plan will be managed by the Board of Directors of the Company, which instituted the Compensation and Human Resources Committee of the Company in order to assist it in the management of the Compensation Plan (“Committee”).

The members of the Committee shall meet for granting the options of series of the Compensation Plan and, whenever necessary, to resolve on matters related to the Compensation Plan.

Each series of options granted will receive the letter “B” followed by a number. IN the fiscal year ended on December 31, 2016, options granted for Series B1, B2 and B3 of the Compensation Plan were in force.

The employees and managers of the company may be eligible to participate in the Compensation Plan, provided that the employees and managers from companies comprising GPA who are deemed key executives (“Eligible Person”) may also participate, all of whom shall be subject to the approval by the Board of Directors of the Company or the Committee, as applicable.

Participation of the Eligible Person in the Compensation Plan does not affect compensation which such person is entitled to receive as an employee and/or manager of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other advantage or compensation.

b.         Main purposes of the plan

The Compensation Plan sets forth the conditions for the Company to grant stock options to its managers and employees, the purpose of which is to: (i) attract and retain in our Company (or, as the case may be, in the companies comprising GPA) highly qualified executives and professionals; (ii) enable our managers and employees, or, as the case may be, the managers and employees from companies comprising GPA, to hold interests in our capital stock and in the capital increases arising out from results which such managers and employees contributed to; and (iii) stimulate the consummation of the corporate purposes of the Company; and (iv) align the interests of our managers and employees and of the managers and employees from the companies comprising GPA to the interests of our shareholders, stimulating their performance and ensuring continuity of the management of our Company.

c.         how the plan contributes to these purposes

The Compensation Plan contributes to the purposes of the Company by stimulating the alignment of its interest to the its long-term interests and the interests of senior managers in order to reach high performance and the valuation of the Company.

d.         how the plan is inserted in the compensation policy of the issuer

The Company believes that, by attributing to the Eligible Persons the possibility of taking an investor position, it stimulates their performance in the Company’s management aiming at the creation of value to the Company and its shareholders.

e.         how the plan aligns managers’ interest to issuers’ interest in the short, mid and long term.

Through the Compensation Plan, the Company aims to stimulate the improvement of its management, aiming at gains due to commitment to long-term results. Better results and the valuation of shares issued by the Company, by their turn, maximize the gains of the Eligible Persons as investors jointly with the other shareholders of the Company.

f.          maximum number of shares covered

The stock options granted under the Compensation Plan may grant rights to purchase over a number of shares which do not exceed two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or likely to be issued, under the Compensation Plan, shall be subject to adjustments thereto, due to splitting, grouping and bonuses.

g.         maximum number of options to be granted

The maximum number of options to be granted shall be limited to the maximum number of shares covered by the Compensation Plan, as described in letter (f) above.

Each stock option plan shall entitle the Participating Person to the right to subscribe for one (1) preferred share issued by the Company.

h.         conditions for the acquisition of shares

The granting of the stock options shall be formalized by the signature between the Company and the Participating Person of the option agreement, which shall specify the total number of shares subject matter of the respective option, the term and conditions for the actual entitlement to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, subject to the provisions set forth in the Compensation Plan (“Option Agreement”).

For purposes of Compensation Plan, the date of resolution by the Committee of the series of the granting of purchase options shall be the date on which the options shall be deemed as granted to such Participating Persons, provided that Participating Person, even if on a date following the date of resolution by the Committee, accepts to adhere to the Compensation Plan with the formalization of the Option Agreement (“Granting Date”).

The Participating Person who wishes to exercise his/her options shall communicate the Company in writing, during the Exercise Period (as defined in item (i) below), his/her intention to do it so, stating the quantity of options he/she wishes to exercise. Such communication shall follow the exercise form template attached to such Option Agreement (“Option Exercise Form”).

The Participating Person may exercise his/her purchase options totally or partially, in one or more times, provided that for each exercise he/she sends the corresponding Option Exercise Form during the Exercise Period.

i           Criteria for the fixing of the price of acquisition or exercise

The Exercise Price of each stock option plan granted under the Compensation plan shall correspond to one cent (R$0.01) (“Exercise Price”).

j           criteria to set the exercise term

The options granted to a Participating Person shall not be exercisable for a period of thirty six (36) months as from the Granting Date (“Lock-up Period”), and may only be exercised in the period starting on the first day of the thirty seventh (37th) month, as from the Granting Date, and ends on the last day of the forty second (42nd) month, as from the Granting Date (“Exercise Period”), except for the events of anticipation according to letter (n) and applicable sub items, below, and other cases that are authorized by the Committee, pursuant to the plan.

k.         way of liquidation

Until day 30 of the month in which it receives the Option Exercise Form, the Company shall communicate in writing to such Participating Person: (i) the total exercise price to be paid, resulting by multiplying the Exercise Price by the quantity of options provided by the Participating Person in the Option Exercise Form; (ii) the date of delivery to the Participating Person of the shares, subject matter of the exercise of the options, which shall occur within (sixty) 60 days as from the date of receipt of the Option Exercise Form (“Share Acquisition Date”); (iii) the quantity of shares to be delivered to the Participating Person; and (iv) the period in which the Participating Person shall make the payment of the total exercise price, in legal currency, through check or wire transfer available to the bank account held by the da Company, observing that the deadline for payment thereof shall, at all times be the tenth (10th) day preceding the Share Acquisition Date.

l.          restrictions on transfer of shares

The Compensation plan does not provide for restriction on the transfer or circulation of shares purchased with the exercise of the options, and it shall be preserved the powers of the Board of Directors to establish such restriction on the granting agreements it deems necessary.

m.        criteria and events which, when verified, will cause the suspension, change of extinction of the plan

The options granted under the Compensation Plan shall be automatically terminated, ceasing all the effects, by operation of law, in the following cases: (i) upon their full exercise, as provided for in 6 of the Compensation Plan; (ii) after the lapse of the period of effectiveness of the purchase option; (iii) upon termination, upon mutual agreement between the Company and the Participating Person, of the Option Agreement; (iv) of the Company is terminated, liquidated or has its bankruptcy adjudicated; or (v) in the events provided for in letter (n) below: subject to any specific conditions that the Compensation and Human Resources Committee can establish to certain Participating Persons.

In case the number, type and class of the shares existing on the date of the approval of the Compensation Plan are changed as a result of bonuses, splitting, grouping, conversion of shares from one type or class into other securities issued by the Company, it shall be for the  Committee to carry out the adjustment corresponding to the number and class of the shares subject matter of the options granted and its respective Exercise Price, to avoid distortions in the application of the Compensation Plan.

n.         effects of the manager’s leaving the bodies of the issuer on his/her/its rights under the share-based compensation plan

In the event a termination of an employment relationship of the Participating Person due to dismissal, with or without just cause, resignation or removal from the position, retirement, permanent disability or death, the rights conferred to him/her, under the Compensation Plan, can be terminated or modified, subject to the provisions set forth below:

If, at any time during the effectiveness of the Compensation Plan, the Participating Person:

(i)         is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without cause, or removal from his/her position without breach of the duties and attributions of manager, the Participating Person may exercise, within ten (10) days as from the date of the dismissal, the number of options calculated on a pro rata temporis basis in relation to the Lock-up Period. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which are not exercised shall be automatically terminated, by operation of law, regardless of prior notice or communication, and without any right to any compensation whatsoever;

(ii)        is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without just cause, or removal from his/her position by breaching the duties and attributions of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her dismissal shall be automatically terminated, by operation of law, irrespective of prior notice or communication and without any right to any compensation whatsoever;

(iii)        leaves the job at the Company (or at any company of the GPA, as the case may be), voluntarily, upon resignation of his/her employment, or resigning his/her position of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her leaving, shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any right to any compensation whatsoever;

(iv)       leaves the job at the Company (or at any company of the GPA, as the case may be), due to retirement, within fifteen (15) days as from the retirement, the Participating Person may exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the provisions set forth in item 6 of the Plan Compensation. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which have not been exercised will be automatically terminated, by operation of law, irrespective of any prior notice or communication, and without any compensation whatsoever; and

(v)        leaves the job at the Company (or at any company of the GPA, as the case may be), due to death or permanent disability, within a thirty-(30)-day period from the date of death or declaration of permanent disability, as applicable, the legal heirs and successors of the Participating Person, as applicable, can exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the other provisions set forth in 6 of the Compensation Plan. Upon no exercise by the legal heirs or successors of the Participating Person within the period referred to above, all the purchase options, which have not been exercised shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any compensation whatsoever.

OPTION PLAN

a.         general terms and conditions

The Option Plan shall be managed by the Board of Directors of the Company, which established the Compensation and Human Resources Committee to assist it in the management of the Option Plan (“Committee”).

The members of the Committee shall meet for the granting of the options of the series of the Option Plan and, whenever needed, to decide on the matters raised with respect of the Option Plan. Each series of granting of purchase options will be given a letter “C” followed by a number. In the fiscal year ended on December 31, 2016, options granted of the Series C1, C2 and C3 of the Option Plan, were in force.

The employees and managers of the Company are eligible to participate in the Option Plan, it being hereby understood that the employees and managers of the companies members of the GPA may also participate in such Option Plan, who are considered to be key executive (“Participating Person”), and all of them shall be subject to the approval by the Committee.

The participation of the Participating Person in the Option Plan shall not interfere in the compensation he/she is entitled to as employee and/or manager of the Company, such as salaries, fees, remuneration, benefits, profit sharing and/or any other advantage or compensation.

b.         main purposes of the plan

The Option Plan establishes the conditions for the Company to grant the stock options to its managers and employees, having as purpose: (i) to enable the participation of the managers and employees of the Company or of the company of the GPA in the capital of the Company and in the equity additions deriving from the results to which such managers and employees have contributed; (ii) stimulate the accomplishment of the corporate purposes of the Company; and (iii) align the interests of the managers and employees of the Company or of the companies of the GPA with those of the Company’s shareholders.

c.         how the plan contributes to these purposes

The Plan contributes to the purposes of the Company by stimulating the alignment of its long-term interests and those of high executives to accomplish high performance and appreciation of the Company.

d.         how the plan is inserted in the compensation policy of the issuer

The Company believes that, by giving the Participating Persons the possibility to assume a position of investors, it stimulates the activity of such Participating Persons in the management of the Company is carried out, with a view to create value for it and its shareholders.

e.         how the plan aligns the interests of the managers and issuer in the short, medium and long term

Through the Option Plan, the Company seeks to stimulate the improvement in its management, aiming at gains by the commitment to the long-term results. The improvement in the results and appreciation of the shares issued by the Company, in their turn, maximize the earnings by the Participating Persons in the position of investors jointly with other shareholders of the Company.

f.          maximum number of covered shares

The stock options granted under the Option Plan may grant rights to purchase over a number of shares, which do not exceed two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or likely to be issued under the Option Plan shall be subject to adjustments due to splitting, grouping and bonuses.

g.         maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in letter (f) above.

Each stock option plan shall entitle the Participating Person to the right to subscribe for or purchase one (01) preferred share issued by the Company.

h.         conditions for the acquisition of shares

The granting of the stock options shall be formalized by the signature between the Company and the Participating Person of the Option Agreement, which shall specify the total number of shares subject matter of the respective option, the term and conditions for the actual entitlement to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, subject to the provisions set forth in the Plan (“Option Agreement”).

For purposes of Option Plan, the date of resolution by the Committee of the series of the granting of purchase options shall be the date on which the options shall be deemed as granted to such Participating Persons, provided that Participating Person, even if on a date following the date of resolution by the Committee, accepts to adhere to the Option Plan with the formalization of the Option Agreement (“Granting Date”).

The Participating Person, who wishes to exercise his/her purchase options shall communicate the Company in writing, during the Exercise Period (as defined in item (i) below), his/her intention to do it so, providing the quantity of options he/she/it wishes to exercise. Such communication shall follow the exercise form template attached to such Option Agreement (“Option Exercise Form”).

The Participating Person may exercise his/her/its purchase options totally or partially, at one or more times, provided that for each exercise he/she/it sends the corresponding Option Exercise Form during the Exercise Period.

i.          criteria for the fixing of the price of acquisition or exercise

For each series of granting of options under the Option Plan, the Exercise Price of each stock option plan shall be that corresponding to 80% of the average of the closing price of the transactions of the preferred shares issued by the Company carried out in the last twenty (20) trading sessions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros preceding the date of call of the meeting of the Committee resolving about the granting of the options of that series (“Exercise Price”).

j.          criteria to set the exercise term

The options granted to a Participating Person shall not be exercisable for a thirty six (36)-month period as from the Granting Date (“Lock-up Period”), and can only be exercised in the period starting on the first day of the thirty seventh (37th) month, as from the Granting Date, and ends on the last day of the forty second (42nd) month, as from the Granting Date (“Exercise Period”), except for the events of anticipation, according to letter (n) and applicable sub items below, and other cases that are authorized by the Committee, pursuant to the plan.

k.         method of liquidation

Until day 30 of the month it receives the Option Exercise Form, the Company shall communicate in writing such Participating Person: (i) the total price of the exercise to be paid, resulting from multiplying the Exercise Price by the quantity of options provided by the Participating Person in the Option Exercise Form; (ii) the date of delivery to the Participating Person of the shares subject matter of the exercise of the options, which shall take place within sixty (60) days as from the date of receipt of the Option Exercise Form (“Share Acquisition Date”); and (iii) the period in which the Participating Person shall make the payment of the total exercise price, in legal currency, by check or wire transfer to the bank account held by the Company, observing that the deadline for payment shall be at all times the tenth (10th) days preceding the Share Acquisition Date.

l.          restrictions on transfer of shares

The Participating Person will be prevented, during the period of one hundred and eighty (180) days as from the Share Acquisition Date from, directly or indirectly, selling, assigning, exchanging, disposing of, transferring, contributing to the capital of another company, granting option, or further, executing any act or agreement that results or may result, in disposal of directly or indirectly, burdensome or free of charge of any and all shares purchased by exercising the purchase option within the scope of the Option Plan.

m.        criteria and events which, when verified, will cause the suspension, change of extinction of the plan

Without any prejudice to any provision set forth otherwise in the Option Plan, the options granted according to the Option Plan will be automatically terminated, ceasing all of his/her effects, by operation of law, in the following cases: (i) upon its full exercise, as provided for in item 6 of the Option Plan; (ii) after lapse of the period of effectiveness of the purchase option; (iii) upon termination, by mutual agreement between the Company and the Participating Person, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy adjudicated; or (v) in the events provided for in letter (n) below.

In case the number, type and class of the existing shares on the date of approval of the Option Plan may be changed as a result bonuses, grouping, conversion of shares from one type or class into other or conversion into shares from other securities issued by the Company, it shall be for the Committee to carry out the adjustment to the corresponding number and class of shares subject matter of the options granted and their respective Exercise Price, in order to avoid distortions in the application of the Option Plan.

n.         effects of the leaving by the manager from the bodies of the issuer on his/her rights provided for on the share-based compensation plan

In the events of employment termination of the Participating Person due to dismissal with or without just cause, resignation or removal from the position, retirement, permanent disability or death, the rights granted to him/her according the Option Plan can be terminated or changed, subject to the provisions set forth below:

If, at any time during the effectiveness of the Option Plan, the Participating Person:

(i)         is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without cause, or removal from his/her position without breach of the duties and attributions of manager, the Participating Person may exercise, within ten (10) days as from the date of the dismissal, the number of options calculated on a pro rata temporis basis in relation to the Lock-up Period. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which are not exercised shall be automatically terminated, by operation of law, regardless of prior notice or communication, and without any right to any compensation whatsoever;

(ii)        is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without just cause, or removal from his/her position by breaching the duties and attributions of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her dismissal shall be automatically terminated, by operation of law, irrespective of prior notice or communication and without any right to any compensation whatsoever;

(iii)        leaves the job at the Company (or at any company of the GPA, as the case may be), voluntarily, upon resignation of his/her employment, or resigning his/her position of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her leaving, shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any right to any compensation whatsoever;

(iv)       leaves the job at the Company (or at any company of the GPA, as the case may be, due to retirement, within fifteen (15) days as from the retirement, the Participating Person may exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the provisions set forth in item 6 of the Option Plan. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which have not been exercised will be automatically terminated, by operation of law, irrespective of any prior notice or communication, and without any compensation whatsoever; and

(v)        leaves the job at the Company (or at any company of the GPA, as the case may be, due to death or permanent disability, within a thirty-(30)-day period from the date of death or declaration of permanent disability, as applicable, the legal heirs and successors of the Participating Person, as applicable, can exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the other provisions set forth in 6 of the Option Plan. Upon no exercise by the legal heirs or successors of the Participating Person within the period referred to above, all the purchase options, which have not been exercised shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any compensation whatsoever.

13.5      Interests in shares, units of ownership and other convertible securities held by fiscal managers and directors – per body

The tables below state the share-based compensation recognized in our result in the last tree (3) fiscal years and that estimated for the current fiscal year, of the Board of Directors and of the Board of Executive Officers.

Share-based compensation estimated for the fiscal year of 2017:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	15	7.75
Number of paid members	0	7
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 44.20 (C4) [2]
(b) Lost options during the fiscal year	n/a	n/a
(c) Exercised options during the fiscal year	n/a	0
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0.47% [3]

Share-based compensation - fiscal year ended on 12/31/2016:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	14.83	6.83
Number of paid members	0	5
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	0.01 (B2)
(d) Expired options during the fiscal year	n/a	0.01 (B3)
Potential dilution in the event of exercising all options granted	n/a	0.24%

[2] Estimated value based on share price at market closing on 03/14/2017. The effective amount will be that verified at the time of the granting.

[3] The dilution presented is an estimate considering the increase in options to be granted in this year (B4, C4) and is subject to change, depending on the quotation of the shares on the stock exchange on the date of the granting.

Share-based compensation - fiscal year ended on 12/31/2015:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	11	6
Number of paid members	0	5
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A6 Gold) 64.13 (A6 Silver) 0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	0.01 (A5 gold) 54.69 (A5 Silver) 0.01 (A6 Gold) 64.13 (A6 Silver)
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0,01%

Share-based compensation - fiscal year ended on 12/31/2014:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	9	7.08
Number of paid members	0	3
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	R$ 0.01 (A5 Gold) R$ 54.69 (A5 Silver) R$ 0.01 (A6 Gold) R$ 64.13 (A6 Silver) R$ 0.01 (A7 Gold) R$ 80.00 (A7 Silver) R$ 0.01 (B1) R$ 83.22 (C1)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	0
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0,01%

For each grant that is recognized in the result of the last three (3) fiscal years and of the current fiscal year:

Series A4:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/24/2010
Number of options granted	n/a	1,193 (Silver) 4,782 (Gold)
Term for the options to become exercisable	n/a	05/31/2011
Maximum term to exercise of the options	n/a	05/31/2014
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ -7.49 (Silver) R$ 38.99 (Gold)

Series A5:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/31/2011
Number of options granted	n/a	2,563 (Silver) 2,562 (Gold)
Term for the options to become exercisable	n/a	05/31/2014
Maximum term to exercise of the options	n/a	05/31/2015
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ 8.52 (Silver) R$ 63.20 (Gold)

Series A6:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	03/15/2012
Number of options granted	n/a	8,320 (Silver) 8,442 (Gold)
Term for the options to become exercisable	n/a	03/31/2015
Maximum term to exercise of the options	n/a	03/31/2016
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ 20.27 (Silver) R$ 84.39 (Gold)

Series A7:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	03/15/2013
Number of options granted	n/a	12,969 (Silver) 12,961 (Gold)
Term for the options to become exercisable	n/a	03/31/2015
Maximum term to exercise of the options	n/a	03/31/2016
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ 25.59 (Silver) R$ 105.58 (Gold)

Series B1:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/30/2014
Number of options granted	n/a	23,752
Term for the options to become exercisable	n/a	06/01/2017
Maximum term to exercise of the options	n/a	11/30/2017
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ 101.83

Series C1:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/30/2014
Number of options granted	n/a	23,750
Term for the options to become exercisable	n/a	06/01/2017
Maximum term to exercise of the options	n/a	11/30/2017
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date (per option)	n/a	R$ 17.78

Series B2:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/29/2015
Number of options granted	n/a	107,674
Term for the options to become exercisable	n/a	06/01/2018
Maximum term to exercise of the options	n/a	11/30/2018
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ 34.60

Series C2:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/29/2015
Number of options granted	n/a	107,662
Term for the options to become exercisable	n/a	06/01/2018
Maximum term to exercise the options	n/a	11/30/2018
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date (per option)	n/a	R$ 85.64

Series B3:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/31/2016
Number of options granted	n/a	356.760
Term for the options to become exercisable	n/a	06/01/2019
Maximum term to exercise of the options	n/a	11/30/2019
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date (per option)	n/a	R$ 40.44

Series C3:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/31/2015
Number of options granted	n/a	356.760
Term for the options to become exercisable	n/a	06/01/2019
Maximum term to exercise the options	n/a	11/30/2019
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date (per option)	n/a	R$ 16.98

13.6 Share-based compensation of the Board of Directors and of the statutory Board of Executive Officers.

The members of our Board of Directors are not eligible to our stock option plans in force and effect. Below we present the share-based compensation paid to our Board of Executive Officers in 2016.

Amounts regarding the year of 2016:

				Board of Executive Officers
Number of members Number of paid members.............................................................................				4
Regarding each option grant:*	Series A7 – Gold	Series A7 – Silver	Series B1	Series C1	Series B2	Series C2	Series B3	Series C3
Granting Date..........................................................................................	03/15/2013	03/15/2013	05/30/2014	05/30/2014	05/29/2015	05/29/2015	05/31/2016	05/31/2016
Number of options granted (in No. of shares)...............................................	12,961	12,969	23,752	23,750	107,674	107,662	356,760	356,760
Term for the options to become exercisable.................................................	03/31/2016	03/31/2016	06/01/2017	06/01/2017	06/01/2018	06/01/2018	01/06/2019	01/06/2019
Maximum term to exercise the options........................................................	03/31/2017	03/31/2017	11/30/2017	11/30/2017	11/30/2018	11/30/2018	30/11/2019	30/11/2019
Restriction term for transfer of shares.........................................................	N/A	N/A	N/A	180 days	n/a	180 days	N/A	180 days
Weighted average exercise price of each of the following stock groups:
Outstanding at the beginning of the fiscal year (in R$, per share)...............	0.01	80.00	0.01	83.22	0.01	77.27	0.01	37.21
Lost during the fiscal year (in R$, per share)...........................................	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (in R$, per share)...................................	N/A	N/A	N/A	N/A	0.01	N/A	0.01	N/A
Expired during the fiscal year (in R$, per share).......................................	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the Granting Date (in R$, per share).......................	105.17	46.11	101.83	18.58	85.64	8.38	40.44	16.98
Potential dilution in case of exercise of the options...........................................	0%	0%	0%	0%	0%	0%	0%	0%

13.7      Options exercised and shares delivered related to the share-based compensation of the Board of Directors and of the statutory Board of Executive Officers.

The members of our Board of Directors are not eligible to our stock option plans. Below we present the options exercised and the shares delivered to the members of our Board of Executive Officers in 2014, 2015 and 2016.

The shares related to the exercise of the stock options are delivered on the date of the respective exercise and each option corresponds to one share. Therefore, there is no difference between the options exercised and the shares delivered in the years of 2014, 2015 and 2016.

Amounts regarding the year of 2016

	Board of Executive Officers
Total number of compensated members (who exercised)	1
Regarding the exercised options and delivered shares:	Series B2	Series B3
Number of shares	81,970	218,390
Weighted average exercise price (In R$ per share	0.01	0.01
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share	57.27	52.32

Amounts regarding the year of 2015

	Board of Executive Officers
Total number of compensated members (who exercised)	2
Regarding the exercised options and delivered shares:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Number of shares	2,563	2,562	8,442	8,320
Weighted average exercise price (In R$ per share	0.01	46.49	0.01	64.13
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)	56.91	10.43	56.91	-7.21

Amounts regarding the year of 2014

Board of Executive Officers
Number of compensated members(who exercised)	0
Regarding the exercised options and delivered shares:
Number of shares
Weighted average exercise price (in R$ per share)
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)

* The statutory officers did not exercise the stock option plan in the year of 2014.

13.8 Necessary information to understand the information disclosed in items 13.6 to 13.7 - Pricing method of the value of shares and options

a          pricing model

The fair value of each option granted is estimated on the granting date using the Black-Scholes-Merton model for pricing of options.

b.         information and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, estimated volatility, option useful life, estimated dividends and risk-free interest rate

The market value of each option granted is estimated on the granting date by using the Black-Scholes-Merton model for pricing of options, considering the following assumptions with respect to the options in force and effect in 2016:

On the Granting Date
Weighted average price of shares (per share), as per average value in the previous 20 auctions in connection with the Granting Date	Series A7: R$ 100.00 Series B1: R$ 99.86 Series C1: R$ 99.86 Series B2: R$ 93.37 Series C2: R$ 93.37 Series B3: R$ 46.51 Series C3: R$ 46.51
Exercise Price	Series A7 “Gold”: R$ 0.01 Series A7 “Silver”: R$ 80.00 Series B1: R$ 0.01 Series C1: R$ 83.22 Series B2: R$ 0.01 Series C2: R$ 77.27 Series B3: R$ 0.01 Series C3 R$ 37.21
Expected restated volatility	22.09% to 24.34%
Option useful life	3 years
Estimated dividends	0.96% to 1.37%
Risk-free interest rate	11.70% to 12.72%
Option’s fair value on the Granting Date (per option)	See item 13.6 above.

c.         method used and the underlying assumptions to incorporate the expected effects of early exercise

We have not considered for effect of options pricing the early exercises deriving from involuntary termination, death or disability of the beneficiary and deriving from corporate events.

We adopt the assumption that the options will be exercised from the moment the shares become exercisable. Therefore, the term of life of the options adopted in the calculations is 3 years, according to the series of grant and corresponding to grace periods of the options.

d.         way of determining the expected volatility

For the calculation of the expected volatility, the standard deviation of natural logarithms of the daily historic variations of the price of the shares issued by our Company was used, according to the effective period of the shares.

e.         other characteristics included in the measurement of the fair value of the options

There are no additional characteristics to report in this item.

13.9      Equity interests held by members of the board of directors, the statutory Board of Executive Officers and fiscal council

a.            Shares or quotas direct or indirectly held, in or outside Brazil, issued by the issuer, its direct or indirect controllers, controlled companies or under the same control.

Board of Directors                   2

Board of Officers                     244,462 shares issued by CBD.

Fiscal Council                         N/A*

*The Fiscal Council was not established during the fiscal year of 2016.

b.            Other securities convertible in shares or quotas issued by the issuer, its direct or indirect controllers, controlled companies or under the same control.

Board of Directors                               0

Board of Officers                                 0

Fiscal Council                                     N/A**

** The Fiscal Council was not established during the fiscal year of 2016.

13.10    Information on pension plans to the members of the Board of Directors and to the statutory officers

The members of our Board of Directors and committees are not entitled to private pension plans. We present below the information regarding the private pension plans in force and granted to the members of our Board of Executive Officers.

Board of Executive Officers
Number of paid members Number of members	3,92
Name of the plan	Private Pension Plan of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A
Number of managers who fulfill the requirements to retire	None
Conditions to retire early condition for accelerated retirement

- To be, at least, 60 years old;

- To be bound for, at least, 10 years with Grupo Pão de Açúcar;

- To have contributed for, at least, 5 years to the Pension Plan; and

- To terminate the bond with Grupo Pão de Açúcar.

Updated amount of the contributions accrued in the pension plan until the end of the past fiscal year less the portion of contributions made directly by the managers (in R$)	R$ 2,126,536.83
Total accumulated amount of contributions made during the past fiscal year less the portion of contributions made directly by the managers (in R$)	R$ 710,097.66

Possibility and conditions for early redemption:

The early redemption is possible in case the beneficiary is detached from the Company. As per the contributions made by the Company, the reserve balance shall be released according to the following proportion:

- No redemption, if he/she contributed for less than 5 years;

- Redemption of 50% of the balance, if he/she contributed for 5 to 6 years;

- Redemption of 60% of the balance, if he/she contributed for 6 to 7 years;

- Redemption of 70% of the balance, if he/she contributed for 7 to 8 years;

- Redemption of 80% of the balance, if he/she contributed for 8 to 9 years;

- Redemption of 90% of the balance, if he/she contributed for 9 a 10 years; e

- Redemption of 100% of the balance, if he/she contributed for over 10 years.

1 The number of members of our Board of Executive Officers that are compensated with pension  plans, informed in the table above, corresponds to the annual average of the number of compensated Officers calculated on a monthly basis, according to the table below:

Month	Number of Members of the Board of Executive Officers
January	3
February	4
March	4
April	4
May	4
June	4
July	4
August	4
September	4
October	4
November	4
December	4
Total	47
Total number of members / 12	3.92

13.11    Maximum, minimum and average individual compensation of the Board of Directors, of the statutory Board of Executive Officers and of the Fiscal Council

Justification for non-completion of the staff:

Not disclosed due to a court decision issued under the case file No. 0002888-21.2010.4.02.5101, pending at the 5th Federal Justice Court of the State of Rio de Janeiro.

13.12    Compensation or indemnification mechanisms for the managers in case of removal of position or retirement

On December 31, 2016, we had no contractual arrangements, insurance policies or other instruments that structured mechanisms of compensation or indemnification to our managers in case of removal of the position or retirement.

13.13    Percentage in the total compensation held by managers and members of the Fiscal Council that are related parties to the controllers

Amounts regarding the year of 2016:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
31.87%	0%	0%	3.12%

Amounts regarding the year of 2015:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
54.55%	0%	0%	35.29%

Amounts regarding the year of 2014:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
30.08%	0%	0%	1.43%

13.14    Compensation of members of the Board of Directors, of the statutory Board of Executive Officers or of the Fiscal Council received for any reason other than the position they hold

Amounts regarding the year of 2016

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2015

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2014

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15    Compensation of managers and members of the Fiscal Council recognized in the result of the direct and indirect controllers of companies under common control and controlled by the issuer

There was no payment of compensation to the members of our Board of Directors, Board of Executive Officers or Fiscal Council recognized in the result of the direct or indirect controllers, of companies under common control and controlled by our Company.

13.16.   Other relevant information

Not applicable, since all relevant information pertaining to this topic have been disclosed in the items above.

Special Shareholders’ Meeting

Ratification of Annual Global Compensation of the Managment for the Fiscal Year of 2016

In the fiscal year of 2016, the Company disbursed R$ 77,448,723.00 with the compensation of its managers, R$ 658,250.00 more than the total amount approved at the Annual and Special Shareholders’ Meeting held on April 27, 2016 ("2016 SM").

R$ 70,320,385.00 were disbursed with the compensation of the members of the Officers, R$  1.099.101,00 less than the amount approved at the 2016 SM for these managers. The Company, after the 2016 SM, considerig the current scenario of  economic crises and straining of the competition in the retail market in general, decided to privilege, for the fiscal year of 22016, the granting of stock purchase options with immediate vest and a 12 months lock-up term, in consideration of the decrease of the variable compensation. Thus, of the total amount for the Officers’ compensation, R$ 23,112,364.00 was spent on share-based payments, which is higher than the amount estimated for payment to the Officers in the management proposal for 2016 SM, being clear that the global amount approved in the 2016 SM was observed.

As for the compensation of the Board of Directors and committees, R$ 7,128,338.00 were disbursed by the Company, R$ 1,757,351.00 more than the amount approved at the 2016 SM for this body. This difference is due to the payment, on an exceptional basis, of bonuses to certain directors and committees members for participation in specific projects carried out throughout 2016.

Therefore, it is proposed that the amounts paid to management for the year ended December 31, 2016 be ratified, taking into account the amounts effectively disbursed by the Company, as presented above. Finally, we would like to clarify that chapter 13 of the Reference Form attached hereto already includes the volumes actually recognized in the year.

Investent Plan for the Fiscal Year of 2017

The Managment proposes to the shareholders the Investment Plan for Multivarejo, GPA Malls and Assaí for the fiscal year of 2017, in the value of up to R$ 1.2 billion, for the purposes of (i) opening up stores, acquiring land and converting stores; (ii) renovating stores; and (iii) IT and logistics infraestructure as well as other productivity development projects. Such amount does not encompass the Investment Plan for Via Varejo and Cnova.

Change of Newspapers for the Publication of the Company's Acts

Management proposes to its shareholders that the Company's acts be published exclusively in the Folha de S. Paulo, for purposes of attending the publication in a newspaper of great circulation, under the terms of the current corporate law.

It should be clarified that this proposal does not affect the concurrent publication of such acts also in the Official Gazette of the State of São Paulo, which will continue to be done by the Company on a regular basis.

Proposal for the Amendment of the Company's Bylaws

To address regulatory issues related to the telecommunications industry regarding the sale of certain products in our stores, such as, for example, wireless computer accessories, remote controlled toys, walkie-talkie radios, among others, we propose to include the activity of trade of telecommunications goods in the description of the corporate purpose in the Company's bylaws (Article 2, paragraph 1) and consolidation of the Bylaws.

In compliance with article 11 of CVM Instruction 481/09, we present the following attachments: (i) the report detailing with the origin and justification of the proposed change with a comparative table between the current version and the amended proposal; and (ii) the consolidated Bylaws, reflecting the proposed amendment.

Report Detailing the Origin and Justification of the Proposed Amendment

The purpose of this proposal is to include in the Company's corporate purpose the sale of telecommunications products to meet regulatory issues related to this sector, such as ANATEL Resolution 242 of November 30, 2000, as amended, which approved Regulation For the certification and homologation of telecommunications products (article 20, sole paragraph, and article 28, II, of said Regulation) and Management Instrument No. 06, of October 15, 2006, as amended, which requires the mention Of such activity in the constituent acts of the applicant (item II.1.2.).

Accordingly, the table below compares the version currently in force with that proposed in Article 2 of the Company's Bylaws. The other clauses of the Bylaws remain unchanged.

Current wording	Proposed wording	Compared Wording	Economic or Legal Effects
ARTICLE 2 – The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	ARTICLE 2 – The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	ARTICLE 2 – The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	Wording unchanged
Paragraph 1 - The Company may also perform the following activities:	Paragraph 1 - The Company may also perform the following activities:	Paragraph 1 - The Company may also perform the following activities:	Wording unchanged
a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties’	a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties’	a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties’	Wording unchanged
b) the international sale, including of coffee;	b) the international sale, including of coffee;	b) the international sale, including of coffee;	Wording unchanged
c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	Wording unchanged

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

Wording unchanged

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

Wording unchanged
f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services	f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services	f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services	Wording unchanged
g) the lease of any recorded media;	g) the lease of any recorded media;	g) the lease of any recorded media;	Wording unchanged
h) the provision of services of photography, cinema studios and the like;	h) the provision of services of photography, cinema studios and the like;	h) the provision of services of photography, cinema studios and the like;	Wording unchanged

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

Wording unchanged

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

Wording unchanged
k) the provision of services of data processing;	k) the provision of services of data processing;	k) the provision of services of data processing;	Wording unchanged

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

Wording unchanged
m) application of household cleaning products;	m) application of household cleaning products;	m) application of household cleaning products;	Wording unchanged

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

Wording unchanged

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

Wording unchanged
p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	Wording unchanged
q) the performance of market studies, analyses, planning and surveys;	q) the performance of market studies, analyses, planning and surveys;	q) the performance of market studies, analyses, planning and surveys;	Wording unchanged
r) the performance of tests to launch new products, packaging and brands	r) the performance of tests to launch new products, packaging and brands	r) the performance of tests to launch new products, packaging and brands	Wording unchanged
s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	Wording unchanged
t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	Wording unchanged
u) the lease and sublease of its own or third parties’ movable property;	u) the lease and sublease of its own or third parties’ movable property;	u) the lease and sublease of its own or third parties’ movable property;	Wording unchanged
v) the provision of services in the management area;	v) the provision of services in the management area;	v) the provision of services in the management area;	Wording unchanged

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

Wording unchanged
x) agency, brokerage or intermediation of securities and tickets;	x) agency, brokerage or intermediation of securities and tickets;	x) agency, brokerage or intermediation of securities and tickets;	Wording unchanged

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

Wording unchanged
z) provision of services of parking lot, stay and storage of vehicles;	z) provision of services of parking lot, stay and storage of vehicles;	z) provision of services of parking lot, stay and storage of vehicles;	Wording unchanged
aa) importation of beverages, wines and vinegars;	aa) importation of beverages, wines and vinegars;	aa) importation of beverages, wines and vinegars.	Wording unchanged
bb) Sale of seeds and seedlings; and	bb) Sale of seeds and seedlings.	bb) Sale of seeds and seedlings; and	Wording adjustment
cc) Trade of telecommunications goods.	No prior correspondent.	cc) Trade of telecommunications goods.	Addition of the activity for purposes of compliance with the provided by the Anatel Rule No. 242 (article 20, sole paragraph, and article 28, II) and the Management Document No. 06 (item II.1.2.).

Consolidated Company’s Bylaws

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) agency, brokerage or intermediation of coupons and tickets;

y) services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general;

z) provision of services in connection with parking lot, stay and the safeguard of vehicles;

aa) import of beverages, wines and vinegars;

bb) sale of seeds and deedlings; and

cc) trade of telecommunications products; and

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$ 6,808,092,613.84 (six billion, eight hundred eight million, ninety-two thousand, six hundred thirteen Brazilian Reais and eighty-four cents), fully paid in and divided into two hundred 265,766,713 (two hundred sixty-five million, seven hundred sixty-six thousand, seven hundred and thirteen) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166,086,862 (one hundred sixty-six million, eighty-six thousand, eight hundred and sixty-two) are preferred shares

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.